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THE ECONOMIC AND FISCAL UPDATE

                                    [PICTURE]

                                                               November 3, 2003
                                                               [Logo]
















Department of Finance                                     Ministere des Finances
Canada                                                    Canada
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            Cette publication est egalement disponible en francais.


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TABLE OF CONTENTS

PRESENTATION

Introduction                               7
Work Continues                             8
Global Economic Developments               9
Canadian Economic Developments            10
Global Economic Outlook                   11
Canadian Economic Outlook                 12
Reasons for Caution                       12
Fiscal Progress Continues                 13
A Decade of Progress                      16
Conclusion                                17


ANNEXES

 1  Canadian Economic and Fiscal Progress: The Last Ten Years                 19
 2  Canada's Recent Economic Developments and Outlook                         59
 3  Private Sector Five-Year Economic and Fiscal Projections                  83


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PRESENTATION

by the
Honourable John Manley, P.C., M.P.



to the
House of Commons
Standing Committee on Finance




November 3, 2003
CHECK AGAINST DELIVERY


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INTRODUCTION

Good morning. Thank you, Madam Chair and all members of the committee, for inviting me today to provide an update on Canada's economic and fiscal situation.

         Let me start by saying that my appearance here before the committee today has special significance for me, and for my government. Tomorrow marks the 10th anniversary of our government. Ten years ago Canadians invested in us their hopes and aspirations for a better life--for themselves, for their communities and for Canada.

         I probably don't have to remind you of the economic situation that we found when we assumed office. Ten years ago Canada was in the grip of a fiscal crisis. We faced an annual deficit of $38 billion and a crushing debt burden. Our federal debt equalled two-thirds of our nation's total annual economic output and was devouring more than 35 cents of every tax dollar, simply to pay interest. The Wall Street Journal called Canada "an honorary member of the Third World." And there was real concern that the International Monetary Fund (IMF) would have to step in to stabilize our financial situation.

        That was then.

        Ten years later, through the hard work and sacrifice of Canadians and a commitment to sound fiscal management, we have turned things around. We have put an end to 27 years of deficits and we have significantly reduced Canada's debt. The federal government has succeeded in keeping the annual inflation rate low--within the target band of 1 to 3 per cent. We have actively pursued freer and fairer trade. We have made smart investments in innovation and skills development and in key areas such as health and poverty reduction. We have renewed our commitment to improving accountability and transparency in the management of public resources. We have reduced taxes by $100 billion--the largest personal and corporate tax cuts in Canadian history.

        Our ongoing review and reallocation exercise represents the beginning of a culture change in the public service. We will eliminate programs that don't work. We will adjust programs to new realities. We will align our programs to the changing priorities of Canadians. We will be prudent in our spending.

        There are many reasons that our surplus last year was higher than projected. But one reason was that our program spending was lower than budgeted. That's a good sign and a portent for the future. Prudence, rigour, spending aligned with priorities are part of this government's commitment.

        And the result, I think, is clear. Today Canada is among the economic and fiscal leaders of the Group of Seven (G-7). We have led the United States and the world's other largest economies in average growth over the last six years. Our debt-to-GDP (gross domestic product) ratio is now the second lowest in the G-7, a remarkable improvement from 10 years ago, when it was the second highest. And we are committed to keeping this ratio on a permanent downward track.




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        There is no doubt that we had to make some tough choices--and Canadians supported us in our resolve. In 10 short years Canadians have come together to create an economy that is entrepreneurial, resilient and capable of handling adversity at home and abroad--which brings me to the other reason that underscores the special significance of my appearance here today.

        I am presenting this economic update to you in a year that has seen a dramatic series of unforeseen challenges affect Canadians and our economy. I think we all know the list: the fires and now floods in British Columbia, mad cow disease (bovine spongiform encephalopathy or BSE), the severe acute respiratory syndrome (SARS) outbreak, the August blackout in Ontario and Hurricane Juan on the East coast.

        They all had an impact--on communities, on families and on our daily lives. As a government, we made the decision that we had to be there for Canadians who were put at risk--whether it is SARS or BSE or natural disasters. I am proud of that decision. But add to this weak global growth and the rapid rise in the value of the Canadian dollar, and I think it is fair to say that by any measure, 2003 has been a tough year for the Canadian economy.

        And yet, our mettle tested, Canadians continue to be optimistic about the prospects for our economy and, I believe, confident about our future and the future of Canada.

        And the world is taking notice. The Economist magazine recently described Canada as, and I quote, "rather cool." The magazine declares that our responsible fiscal management, combined with "a certain boldness" in our social policy, "points to an increasingly self-confident country." And I, for one, agree with this assessment.

        Thanks to the determination of Canadians and the economic and fiscal measures taken over the past 10 years, our country has been able to withstand unforeseen shocks. And we are in a position today to take advantage of a global recovery that many economists believe is already underway.

WORK CONTINUES

Madam Chair, part of the story behind the relative strength of our economic position can be found in the recent efforts our government has made to help strengthen Canada's economic and fiscal framework.

        As I have often said, sound fiscal management means continually reassessing government programs against the needs and priorities of Canadians. It means finding the most cost-effective ways of delivering high-quality services. And it means being accountable to Canadians by being transparent about how their tax dollars are managed and ultimately spent. As we set out in the February budget, we have taken significant steps to meet the demands of sound fiscal management and to improve public confidence.


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PRESENTATION                                                                   9
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        First, as I mentioned earlier, we have begun the process of making reallocation of public resources an integral part of the way the federal government operates. To that end, the Treasury Board is leading a systematic and ongoing examination of all non-statutory program spending. Last month the President of the Treasury Board announced that this year the reallocation exercise has secured savings of $1 billion. And this is just the beginning. Canadians can expect to see even greater savings in the years to come, as the federal government continues to do a better job at moving resources from lower to higher priorities. This is not a one-time exercise, and we will get better at it. We will continue to strengthen our commitment to sound fiscal management by ensuring that reallocation remains a permanent feature of the way we manage the fiscal affairs of Canadians.

        Second, we have taken important steps toward honouring our commitment to create a new rate-setting mechanism for employment insurance premiums. Consultations on this issue wrapped up this summer, and our goal now is to bring in legislation next year to establish a permanent rate-setting regime for 2005 and beyond.

        Third, we are continuing our efforts to encourage reform in Canada's system of securities regulation to ensure that it promotes competitiveness, innovation and growth. Last March we established an independent panel of highly respected Canadians to review this issue. Their report is expected by the end of this month. This report will provide recommendations that all governments and stakeholders will be asked to consider to ensure that Canada's role in global capital markets remains strong.

        In other areas of government business, we are pursuing our discussions with provincial and territorial governments on renewing the equalization and Territorial Formula Financing programs. As you know, these programs are vital to securing the well-being of millions of Canadians. Together with the provinces, we are working to improve the stability, predictability and integrity of equalization funding. We have made real progress on key issues. Our government will work to complete the renewal process by the end of March 2004.

        Also, last June the Government set out its response to the report prepared by this committee on bank mergers. In our response, building on the important work of this committee and the Senate Committee on Banking, Trade and Commerce, we clarified public interest considerations in reviewing bank merger proposals. We also explored other significant issues affecting the structure of the financial services industry as a whole. Public input on these issues is currently being received, and the Government is committed to delivering a new policy in June 2004.

        All of these issues are important public policy matters. As always, they will require some difficult choices. But as the events of the past year have shown, we must be prepared to make these decisions to preserve our strong fiscal position, to continue to build confidence and to confront an increasingly competitive global economy.




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GLOBAL ECONOMIC DEVELOPMENTS

Let me turn now to the global economic picture. From a global perspective, 2003 has generally been a disappointing year. World growth remains unbalanced, with domestic demand in advanced nations outside North America generally quite weak.

        The euro zone, which includes the 12 countries that use the euro currency, has seen another sluggish year. Germany, Europe's largest economy, barely saw any economic growth in 2002, and is not expected to grow at all this year. Most European countries have large fiscal deficits as well. In the period ahead the significant and protracted weakness in domestic demand in the euro zone is expected to continue.

        Japan has experienced six consecutive quarters of growth, led by strong exports. However, domestic demand remains weak and consumer spending is essentially flat.

        But as always, the country that looms largest on our economic horizon is the United States. The last two quarters suggest that a robust U.S. economic recovery is at last unfolding . Economic growth picked up in the second quarter, rising by a better-than-expected level of 3.3 per cent. In the third quarter it accelerated further to a very strong 7.2 per cent. Consumer demand and business investment have enjoyed broad-based strength, supported by fiscal stimulus, continued low interest rates and a weaker American dollar. Consumer demand has been particularly strong for big-ticket items such as automobiles and housing. With corporate profits rising in 2003, business investment appears to be picking up, especially investment in software and equipment.

        In response to the large and persistent U.S. current account deficits, a broad array of currencies have appreciated against the U.S. dollar this year. These include gains of 11 per cent by the euro, 9 per cent by the yen and 25 per cent by the Australian dollar.

        And while a strong fiscal stimulus is contributing to the acceleration of growth in the U.S., at the same time the combined deficit of federal and state governments is forecast to climb to more than 6 per cent of GDP this year. This could adversely affect market confidence.

CANADIAN ECONOMIC DEVELOPMENTS

Madam Chair, let me now turn to Canada.

        As I mentioned earlier in my presentation, recent developments in the Canadian economy have been dominated by a series of unforeseen challenges. Assessing the economic impacts of these challenges is not easy. Some evidence of the impacts of SARS and BSE can be found in a wide range of economic statistics. For example, the number of visitors to Canada in the second quarter declined by 15 per cent from the first quarter.


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PRESENTATION                                                                  11
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The export ban on Canadian beef imposed as a result of the single case of BSE led to a 10-per-cent drop in the output of the slaughtering and meat processing industries between April and June. The Ontario electrical blackout and its lingering impact were a significant factor behind a 4.5-per-cent decline in manufacturing shipments and a large decline in real exports and GDP in August. And we continue to assess the impacts of Hurricane Juan, that devastated
Atlantic communities, and the forest fires and floods that hit Western Canada.

        In addition, the sharp decline in the U.S. dollar has been mirrored by a strong upward surge in the value of our currency. Since the beginning of 2003 the Canadian dollar has risen in value by more than 20 per cent against the U.S. dollar. A higher dollar will affect businesses in Canada, as they adjust to the short-term effect on the profits of exporters and to lower foreign demand for higher-priced Canadian goods and services.

        As a result of these shocks, the Canadian economy stalled in the second quarter. In the third quarter, which included the August blackout in Ontario, private sector economists are forecasting a rebound to about 2 per cent real growth.

        Canadian job creation numbers reflect our challenges. After very strong job growth last year of more than 500,000 new jobs, employment numbers increased by 98,000 in the first nine months of this year, while the unemployment rate rose slightly to 8 per cent.

        At the same time, Canada's inflation rate has declined more rapidly than most analysts had predicted earlier this year. The Consumer Price Index (CPI) inflation rate was 2.2 per cent in September. Core inflation, which excludes the most volatile components of the CPI, was down to 1.7 per cent from over 3 per cent at the beginning of this year.

        Slower economic growth and the rapid decline in the rate of inflation have led the Bank of Canada to lower its target interest rate by 50 basis points since July. These lower rates will help support growth going forward.

        Consumer and business confidence in the health of Canada's economy have remained strong. For example, the latest survey done by the Canadian Federation of Independent Business (CFIB) says that confidence among its members has recovered most of the ground lost earlier this year. Furthermore, it also indicates that CFIB members are now more positive about what they expect over the next 12 months.

GLOBAL ECONOMIC OUTLOOK

Madam Chair, having reviewed where we are at, I would like to turn to where we are going, and our assessments of both the global and Canadian economic outlooks.

        First, to the global outlook.

        The IMF forecasts that the economies of the world's advanced nations will expand by 1.8 per cent this year, with growth rising to almost 3 per cent in 2004. Next year's forecast represents a significant improvement from the sluggish global economy of recent years.

         In the euro zone, however, the short-term outlook remains quite weak. Growth of 0.5 per cent is expected in 2003, rising to 1.9 per cent in 2004.


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         In Japan, after a modest pickup to 2 per cent in 2003, growth is expected to slow to 1.4 per cent next year as that country deals with continued deflation and with persistent weakness in corporate and financial balance sheets.

         In the U.S. the recovery seems to be on a more solid footing. Fiscal stimulus and low interest rates continue to support U.S. consumer demand. This, along with improved corporate profitability, will give firms the confidence and the means to invest and create new jobs. The decline in the value of the U.S. dollar will help fuel their recovery by making American exports more attractive.

        Private sector economists have raised their forecast for U.S. growth in 2003 to 2.7 per cent and have also revised their growth forecast upward to 3.9 per cent for 2004. A strong U.S. economy is obviously good news for the world economy and for Canada in particular.



CANADIAN ECONOMIC OUTLOOK

Madam Chair, let me now turn to the economic outlook for Canada.

        The Department of Finance regularly surveys a group of private sector economists to get their views on Canada's economy. In the most recent survey, conducted in September, economists lowered their estimate of 2003 GDP growth to
1.9 per cent, down from the 2.2 per cent they forecast in June and the 3.2 per cent they anticipated at the time of the February 2003 budget.

        However, private sector economists believe that a variety of factors should lead to an increase in economic growth over the balance of 2003 and through next year. These factors include continued strong U.S. growth, recent interest rate reductions by the Bank of Canada and a return to more normal output levels.

        Historically low interest rates will support consumer spending and business investment. The Conference Board of Canada's Index of Business Confidence supports this view. It showed a strong rebound in the third quarter, with a large increase in the proportion of firms who expected economic conditions to improve in the next six months and who thought that now was a good time to invest.

        Private sector economists now forecast real growth in Canada of 3 per cent in 2004. This is down from the 3.5-per-cent projection at the time of the February budget. The economists believe that the trade and other adjustments resulting from the rapid appreciation of the Canadian dollar will continue into next year. This is the main reason they have lowered their Canadian growth forecasts, even as they have revised upward growth estimates in the U.S.

        It is also worth noting that the private sector economists we have surveyed expect Canadian economic growth to average about 3 per cent for the four years after 2004. This is largely unchanged from what was anticipated at the time of the February budget.


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PRESENTATION                                                                  13
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REASONS FOR CAUTION

Madam Chair, I am happy to say that these economic forecasts point to an improving picture for both the Canadian and global economies. But we must remain prudent. There are a number of uncertainties that could affect these forecasts in the months ahead.

        First is the sustainability of the U.S. economic recovery. In the short term it depends upon a return to job growth. Without this, consumer demand could weaken, and investment would slow as companies lose faith in the durability of the recovery. As well, the growing U.S. fiscal imbalance will need to be addressed, or the rapidly rising debt could put upward pressure on world interest rates.

        Second, private sector economists are of the view that a significant downside risk to the Canadian outlook is the impact of the appreciation of our dollar on the economy. Because of the extent and speed of the appreciation of the Canadian dollar, economists have told me that the impact of the appreciation may be greater than they have predicted.

        All this being said, on balance Canada's economic fundamentals remain sound, and our economy remains well placed to show sustained growth over the medium term, even in this somewhat uncertain global environment.

FISCAL PROGRESS CONTINUES

Madam Chair, let us now turn to Canada's fiscal situation and outlook.

2002-03

First, I would like to deal with the fiscal results for 2002-03 and put them in an international context.

        On October 22, the Government released its audited fiscal results for 2002-03. These results were presented for the first time on the full accrual basis of accounting. This is a major achievement and establishes Canada as a world leader in financial reporting. The Auditor General has strongly endorsed this change, as it presents a more comprehensive picture of the Government's financial position.

        The surplus for 2002-03, on a full accrual basis of accounting, was $7.0 billion, marking the sixth consecutive year in which the federal government has been in surplus--something we have not seen in 50 years.

        As a result of these surpluses, the federal debt has been reduced by $52.3 billion over the past six years. Let's understand what this means. We are saving $3 billion each year on interest payments that we can spend on other priorities for Canadians. As a result, for the first time in 19 years the federal government spent more on direct transfers to Canadians than we paid for interest on the public debt.

         Also, the federal debt-to-GDP ratio has been reduced by nearly 25 percentage points, from its peak of 68.4 per cent in 1995-96 to its current level of 44.2 per cent.


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        Taking all levels of government together, Canada was the only G-7 country to be in surplus in 2002. Both the IMF and the Organisation for Economic Co-operation and Development estimate that Canada will again be the only major industrial country in surplus this year and next.

        Canada's total public debt burden, as a share of the economy, is now the second lowest in the G-7, behind only the United Kingdom. This is a remarkable achievement when you consider that Canada had the second highest public debt burden among G-7 nations as late as the mid-1990s.

        Madam Chair, it is important to note the reason behind the better-than-expected fiscal results last year. Budgetary revenues, primarily personal income tax revenues, came in lower than expected. This reflects the weaker-than-expected economy in the first months of this year. However, this was more than offset by lower-than-anticipated program expenses. These were principally attributable to one-time factors. But the weakness in the personal income tax revenues we witnessed toward the end of the 2002-03 fiscal year will carry forward to the current fiscal year.

2003-04

And the fiscal results to date for the current fiscal year confirm this fact. Fiscal results for the April to August period of 2003-04 show a cumulative surplus of $1.3 billion. This is less than half the surplus of $2.8 billion recorded over the same period last year.

        Based on these results and private sector forecasts, our estimated surplus this year has been lowered to $3.5 billion, down from $4 billion estimated in the February budget. As you will recall, this $4 billion included $3 billion of Contingency Reserve and $1 billion of additional economic prudence.

        As I mentioned earlier, Canada has been faced this year with a series of unforeseen challenges that have required the federal government to act. Since the February budget we have announced $1.2 billion in new spending this year to meet these challenges. This includes measures to assist those Canadians most affected by SARS and BSE. It also includes additional spending on our international obligations, including support for the role our troops are playing in Afghanistan.

        After taking into account the cost of these measures, this leaves us with an estimated budgetary surplus of $2.3 billion for 2003-04. This means there is $2.3 billion left in what was a $3-billion Contingency Reserve to ensure that we meet our commitment to achieve a balanced budget.

        Madam Chair, last February the Prime Minister and the provincial premiers and territorial leaders reached a historic accord on health. As part of this accord, the Prime Minister agreed to transfer up to an additional $2 billion, provided the federal surplus was more than the $3-billion Contingency Reserve this fiscal year. Notwithstanding the conditional nature of this agreement, we now know that many provinces have already earmarked this money for spending on health care.

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PRESENTATION                                                                  15
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         As we have seen, the revised fiscal projections suggest that it is unlikely that the federal government will see a surplus of more than the $3-billion Contingency Reserve this year. Despite this fact, the Prime Minister has written to the provincial premiers and territorial leaders today to inform them that, if there is any federal surplus this year, we will provide up to the first $2 billion of it for health care spending when we close the books. This is an important decision--one that addresses a top priority for Canadians, while promoting the spirit of co-operation that is central to the accord on health.

         Let me stress again, we will not run a deficit this year. Our commitment to balancing Canada's books remains the cornerstone of our fiscal planning.


         Madam Chair, this is a one-time change of policy in regard to the Contingency Reserve. Reducing Canada's overall indebtedness continues to be an important priority for the federal government moving forward. But Canadians expect us to make responsible, prudent choices when dealing with unforeseen circumstances. We are doing that this year.

2004-05 TO 2008-09

I would now like to turn to the medium-term fiscal outlook. But before doing so, allow me to remind committee members of how these projections were arrived at.

         The Department of Finance surveys private sector economists every quarter and uses their average economic forecasts as the basis for our fiscal planning. For this Update, four macroeconomic modelling firms used these forecasts to generate fiscal projections for the next five years.

         Over this period, before making any allocation for prudence, the average private sector projections forecast a surplus of $3.0 billion in both 2004-05 and 2005-06, $4.0 billion for 2006-07, $6.0 billion for 2007-08 and $9.5 billion for 2008-09. These figures include the cost of measures announced since the February budget.

         Madam Chair, the figures I have just outlined show that in the short term Canada faces a period of relatively modest fiscal surpluses as we deal with a weaker economic outlook. These surpluses will allow us to set aside the normal $3-billion Contingency Reserve every year. However, there will be no additional economic prudence until the third year of the forecast period.

         The reason for this is quite simple. While private sector economists have substantially lowered their forecast for economic growth this year and next, they have not changed their views about the growth prospects over the medium term. This means the loss of production and income resulting from weaker growth this year and next is not expected to be made up by stronger growth in the near future. This, in turn, means that national income--the broadest measure of the Government's tax base--is expected to be lower throughout the five-year projection period than the economists anticipated at the time of the February budget.


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        Madam Chair, I believe this underscores the importance that we must place on our annual reallocation efforts. These efforts will be crucial if we are to continue to be able to address the highest priorities of Canadians and respond effectively to unforeseen shocks, as we have this year. We must strive to restore our normal prudence as soon as possible. And we must continue to find savings by improving the way the federal government manages and spends taxpayers' dollars.

        Nevertheless, it should be remembered that without the fiscal discipline of the last several years, we would be facing a real deficit situation and a return to a growing national debt--a burden that would continue to weigh even more heavily on future generations. And over the long term I believe this would pose the single biggest threat to our ability to spend on the programs that Canadians want and need.

        Thankfully, that is not the case today. In fact, our national finances remain in the black and are forecast to do so in the foreseeable future. We are the only G-7 country in that position. This Canadian advantage is a direct result of the progress we have made over the past 10 years to put Canada's finances back on track and keep them there.

A DECADE OF PROGRESS

Madam Chair, 10 years ago Canadians elected a new government. They entrusted us to take the actions that were needed to provide a better future for themselves and their children.

        Together, Canadians have come a long way. We can take great pride in the progress we have made--progress achieved through the determination, hard work and dedication of Canadians across our country.

        But to fully appreciate how far we have come as a country, we need to remember where we were 10 years ago. As I mentioned earlier, 10 years ago our economy was in crisis. Our government inherited a disastrous economic situation--high unemployment, low growth, high deficits and low confidence. A decade ago it was virtually impossible to imagine how our nation might come so far, so fast.

        Who honestly believed that within 10 years we could erase an annual budgetary deficit of $38 billion, produce six consecutive surpluses and reduce our net debt by more than $50 billion?

        Who thought we would have been able to implement a five-year $100-billion tax cut plan, amounting to the largest cuts in Canada's history?

        Who thought our corporate tax rates would be lower, on average, today than those in the United States? This is an important element in attracting new investment to Canada, which helps create jobs and fuels economic growth.



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PRESENTATION                                                                  17
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        Who believed that we would be able to commit to substantial increases in the National Child Benefit, boosting funding for kids by more than $5 billion by 2007 and helping to reduce the number of Canadian children living in poverty?

        Who would have conceived that we would be able to place the Canada Pension Plan on a sound financial footing for the next 50 years--thereby guaranteeing that the current and future generations of working Canadians will be provided with the means to live in comfort and dignity when they retire?

        Who thought we would see record job growth and economic expansion to the point that today there are 3 million more people working in Canada than in 1993?

        Who would have forecast that, over the past six years, Canada's GDP per capita, which represents the best measurement of a nation's standard of living, would grow by 20 per cent? This is the fastest level of growth in the G-7.

        Who would have predicted that we could invest an additional $63 billion to strengthen our health care system based on accords with the provinces and territories?

        Who dared to think that by now Canada would have seen the largest investment ever--$13 billion--in research and innovation, turning Canadian universities into world leaders in the pursuit of knowledge, new ideas and development of cutting-edge technology?

        All that, and much more, Canadians have achieved in 10 short years. Yes, we called upon Canadians to make sacrifices. And it was painful for people who felt the impact of cuts as we came to terms with our financial situation. As the then Minister of Industry, I had to cut my budget by 50 per cent, in the process laying off hundreds of excellent public servants, many of whom lived in my community here in the national capital. I know first-hand the sacrifices that people made.

        But the bottom line is clear--the Canada that we know today is a very different and much better place in which to live, work and invest. It is a Canada that is rapidly shedding the burdens of the past and is poised to take full advantage of the opportunities of the future.

        Certainly, there are still major issues we must tackle and pressing needs that must be addressed. Our work is not finished. There remains much to do if we are going to build a more innovative, more intelligent, more inclusive and more international Canada for our children and grandchildren.

        Still, we can be certain that the fiscal path we are on is the right one. It has taken us far. And it will take us even further as we build an even better Canada for all Canadians.



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CONCLUSION

Madam Chair, this has been a year of trial and tribulation. It has tested the resolve of many Canadians from coast to coast.

        Despite the shocks we have experienced, Canada's fiscal balance remains intact and our economy is poised to benefit from the general global upswing in the months ahead.

        But balance sheets alone don't tell the story of Canada in 2003. I believe the real story is found in the spirit shown by Canadians time and time again this year in the face of crisis Through the fires, the floods and the blackout, through SARS and BSE, through the ongoing challenges found in farming, forestry and fisheries, Canadians have responded with compassion and resolve.

        It is a spirit born of a newfound confidence and driven by a strong sense of purpose and a determination to excel. It is the kind of spirit that allowed us to meet the great economic and fiscal challenges of the last decade. And, Madam Chair, it is the kind of spirit that will make Canada a model of prosperity and security in the 21st century.


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ANNEX 1

CANADIAN ECONOMIC AND FISCAL PROGRESS: THE LAST TEN YEARS 1







------------------------
 1 Incorporates data available up to October 28, 2003.

CANADIAN ECONOMIC AND FISCAL PROGRESS: THE LAST TEN YEARS                     21
--------------------------------------------------------------------------------

HIGHLIGHTS

                o The Government has recorded six consecutive budget surpluses since 1997-98 and has reduced the federal debt by more than $52 billion. This has freed up some $3 billion a year in interest savings, which can now be used for other priorities. Canada's fiscal turnaround exceeds that of any other Group of Seven (G-7) country. As a result, Canada's total debt burden moved from being the second highest in the G-7 in the mid-1990s to the second lowest.

                o Thanks to fiscal discipline, the Government was able to
                  implement the largest tax cut in Canadian history and to create a growing tax advantage for Canadian businesses that will foster economic growth and job creation. Canada's fiscal achievement, combined with its low and stable inflation record, helped to keep interest rates low and stimulate investment and productivity.

                o To support an increasingly knowledge-intensive economy, the federal government has made significant investments in education and skills, research and development, and knowledge creation.

                o Over the last six years Canada has been a G-7 leader in labour productivity growth. Furthermore, the Canadian economy has created more than 2 million jobs since 1996, the best job creation record in the G-7, narrowing Canada's unemployment gap with the United States from nearly 5 percentage points in 1996 to 2 percentage points today.

22                                                THE ECONOMIC AND FISCAL UPDATE
--------------------------------------------------------------------------------


                o A strong economic performance is key to the sustainability of
                  Canada's social safety net and to the ability of governments to invest in priority areas.

                o The federal government has made significant investments in
                  Canada's social programs through increased cash transfers to the provinces, income assistance for children in lower-income families, and initiatives to promote healthy communities. Canada has also achieved major successes in putting the "three pillar" retirement income system on a sustainable financial footing.

                o Improved fundamentals have led to renewed strength in gross domestic product (GDP) growth since the second half of the 1990s. After slowing through the 1970s and 1980s and virtually stalling in the early 1990s, real GDP per capita rose by 20 per cent over the 1997 to 2002 period.

CANADIAN ECONOMIC AND FISCAL PROGRESS: THE LAST TEN YEARS                     23
--------------------------------------------------------------------------------

INTRODUCTION


  o    Fiscal and Monetary Progress
       - Chronic deficits have become sustained surpluses
       - Debt placed on a downward track
       - Inflation targeting generated low and stable inflation
       - Fiscal and monetary policy credibility led to lower interest rates

  o    Policy Progress
       - Investments in key social and growth initiatives
       - $100-billion tax reduction
       - Canada Pension Plan/Quebec Pension Plan put on an actuarially sound foundation
       - Investments in research and innovation

  o    Economic Progress
       - Stronger productivity growth supported by investment in human and physical capital
       - Reduced unemployment and higher job creation
       - Renewed growth in the economy and living standards of Canadians

  o The 20 years between the mid-1970s and the mid-1990s were characterized by declining growth rates of real GDP, productivity and real household income. Inflation soared in the 1970s and 1980s along with a simultaneous rise in the unemployment rate. Years of chronic government deficits pushed Canada's debt-to-GDP ratio to levels well above the G-7 average.

  o Key reforms in the 1990s created a stable fiscal and monetary climate in Canada. Large and growing deficits were replaced by sustained surpluses through expenditure reduction and prudent budget planning. After rising for more than 20 years, Canada's total government debt burden was placed on a permanent downward track. Today, of the G-7 countries, only Canada remains in a surplus position, while only the United Kingdom has a lower debt burden.

  o Monetary policy reform in 1991, when the Bank of Canada and the Government of Canada agreed to adopt inflation targets, has complemented and strengthened policy reform elsewhere. The resulting low and stable inflation facilitated long-term planning and encouraged business investment that ultimately contributed to higher productivity growth.

24                                                    ECONOMIC AND FISCAL UPDATE
--------------------------------------------------------------------------------


  o These macroeconomic reforms supported and enabled important microeconomic reforms that further fuelled economic growth and job creation, and provided the resources to allow us to invest in strengthening a society that Canadians value. The changes involved substantial tax reductions, improved labour market policies, a sustainable public pension system, reforms to business subsidies and business framework policies, financial sector reform and reduced barriers to trade. At the same time, important investments have been made in families and their communities, the health care system, skills development, and research and innovation.

  o The macroeconomic and microeconomic reforms implemented in Canada, together with favourable economic conditions, have contributed to higher productivity growth and a stronger labour market. These developments have led to renewed growth in Canadian living standards and will continue to raise the quality of life of Canadians.

CANADIAN ECONOMIC AND FISCAL PROGRESS: THE LAST TEN YEARS                     25
--------------------------------------------------------------------------------

CANADA'S FISCAL PROGRESS--SIX CONSECUTIVE FEDERAL BUDGET SURPLUSES SINCE 1997-98



               [BAR/LINE GRAPH SHOWING FEDERAL BUDGETARY BALANCE
                 FOR THE PERIOD 1984-2003 AS A PERCENT OF GDP]

Sources: Public Accounts of Canada and Statistics Canada.


  o From the early 1980s to the mid-1990s the federal deficit was stuck at around $30 billion or more per year. However, with the structural reforms introduced principally in the 1995 and 1996 budgets, the deficit was eliminated and a surplus was recorded in 1997-98--the first surplus after 27 consecutive years of deficits.

  o The federal government has now posted six consecutive annual surpluses since 1997-98. Only once before has this been accomplished--in the period following World War II (1945-46 to 1951-52).

26                                               THE  ECONOMIC AND FISCAL UPDATE
--------------------------------------------------------------------------------

FEDERAL DEBT-TO-GDP RATIO ON A DOWNWARD TRACK

           [BAR/LINE GRAPH SHOWING FEDERAL DEBT (ACCUMULATED DEFICIT)
                  FOR THE PERIOD 1984-2003 AS A PERCENT OF GDP]

Sources: Public Accounts of Canada and Statistics Canada.

  o As a result of these surpluses, the federal debt (accumulated deficit) has been reduced by $52.3 billion since 1997-98.

  o The federal debt-to-GDP ratio fell to 44.2 per cent in 2002-03. It has come down almost 25 percentage points from its peak of 68.4 per cent in 1995-96.

CANADIAN ECONOMIC AND FISCAL PROGRESS: THE LAST TEN YEARS                     27
--------------------------------------------------------------------------------


DECLINE IN FEDERAL PROGRAM EXPENSES A MAJOR CONTRIBUTOR TO FISCAL CONSOLIDATION


        [LINE GRAPH SHOWING FEDERAL PROGRAM EXPENSES AS A PERCENT OF GDP
                           FOR THE PERIOD 1984-2003]

 o The federal program expenses-to-GDP ratio has declined significantly, from
    15.7 per cent in 1993-94 to 11.5 per cent in 2002-03. This decline is largely attributable to the expenditure reduction initiatives, announced in the 1995 and 1996 budgets, aimed at eliminating the deficit.

  o The decline in program expenses as a percentage of the economy was the major contributor to the elimination of the deficit and the emergence of six consecutive years of budgetary surpluses.

  o Between 1993-94 and 2002-03 program expenses as a share of GDP fell by
    4.2 percentage points, while public debt charges as a share of GDP were reduced by 2.3 percentage points. The resulting 6.5-percentage-point improvement in the budget balance as a share of GDP was partially offset by a 0.6-percentage-point reduction in revenues as a share of GDP.

  o In total, the improvement in the budgetary balance as a percentage of GDP between 1993-94 and 2002-03 was 5.9 percentage points--moving from a deficit of 5.3 per cent to a surplus of 0.6 per cent.

28                                               THE  ECONOMIC AND FISCAL UPDATE
--------------------------------------------------------------------------------

REDUCTION IN FEDERAL DEBT MEANS MORE RESOURCES FOR OTHER PRIORITIES

[BAR GRAPH SHOWING INTEREST RATIO (PUBLIC DEBT CHARGES AS A PERCENT OF REVENUES)
                           FOR THE PERIOD 1984-2003]

Source: Department of Finance.


  o The federal debt has been reduced by $52.3 billion over the last six years, resulting in ongoing savings in public debt charges of about $3 billion annually.

  o In 1995-96 37.6 cents of each revenue dollar went to service the debt. Today it has dropped to 21 cents.

  o This means that more of each revenue dollar can be used to address the key priorities of Canadians.

CANADIAN ECONOMIC AND FISCAL PROGRESS: THE LAST TEN YEARS                     29
--------------------------------------------------------------------------------


RELATIVE FISCAL PERFORMANCE: CANADA HAS MAINTAINED FISCAL SURPLUSES DESPITE GLOBAL SLOWDOWN; LARGE DEFICITS IN U.S.

      [BAR GRAPH SHOWING FEDERAL BUDGETARY BALANCES OF CANADA AND THE U.S.
                           FOR THE PERIOD 2001-2004]

1 Congressional Budget Office, August 2003.
Sources: Canada: Annual Financial Report of the Government of Canada, October 2003;
U.S.: Department of the Treasury, October 2003.


 o  In 2000-01 both Canada and the United States recorded surpluses.

 o However, the federal government in the United States posted large deficits in both 2001-02 and 2002-03, and is expected to record another deficit in 2003-04.

 o In contrast, Canada's fiscal situation remained in surplus in both 2001-02 and 2002-03, and a balanced budget or better is expected in 2003-04.

30                                               THE  ECONOMIC AND FISCAL UPDATE
--------------------------------------------------------------------------------


BOTH THE FEDERAL AND PROVINCIAL-TERRITORIAL GOVERNMENTS HAVE CONTRIBUTED TO THE SIGNIFICANT IMPROVEMENT IN CANADA'S FISCAL SITUATION


 [BAR/LINE GRAPH SHOWING FEDERAL AND PROVINCIAL-TERRITORIAL BUDGETARY BALANCES
               (PUBLIC ACCOUNTS BASIS) FOR THE PERIOD 1993-2003]


 o Both the federal and provincial-territorial governments have contributed to turning Canada's fiscal situation around.

 o For the federal-provincial-territorial governments as a group, a combined deficit of nearly $60 billion in 1993-94 turned to surplus in 1998-99 and has remained in surplus since.

 o This improved fiscal performance has helped underpin Canada's solid economic performance, and allowed the Canadian economy to better withstand the global shocks that occurred over this period.

CANADIAN ECONOMIC AND FISCAL PROGRESS: THE LAST TEN YEARS                     31
--------------------------------------------------------------------------------

CANADA'S TOTAL GOVERNMENT FISCAL TURNAROUND EXCEEDS THAT OF ANY OTHER
G-7 COUNTRY



          [BAR/LINE GRAPH SHOWING TOTAL GOVERNMENT FINANCIAL BALANCES (NATIONAL ACCOUNTS BASIS) AS A PERCENT OF GDP FOR THE PERIOD 1992-2003]


Note: International fiscal comparisons are based on the standardized System of National Accounts data for the total government sector to take into account differences in accounting methods among countries, which affect the comparability of data, and differences in financial responsibilities among levels of government within countries.

Sources: OECD Economic Outlook, No. 73 (June 2003), Department of Finance calculations.



 o The improvement in Canada's fiscal performance has exceeded that of the U.S. and all other G-7 countries over the last 10 years.

 o In 1992 Canada's total government deficit,1 measured on a National Accounts basis (the measure commonly used to make comparisons across countries), peaked at 9.1 percent of GDP, almost double the G-7 average. By 1997, however, significant fiscal improvements at all levels of government and measures to reform the Canada Pension Plan and Quebec Pension Plan enabled Canada's total government sector to post a surplus, and to remain in surplus each year since.

 o Canada has recorded six consecutive surpluses. The Organisation for Economic Co-operation and Development (OECD) currently expects that Canada will post a seventh consecutive total government surplus in 2003, equal to 1.1 per cent of GDP. The G-7 countries, on average, are expected to post a deficit of 4.4 per cent of GDP.

----------------

 1 Includes federal, provincial-territorial and local governments as well as the Canada Pension Plan and Quebec Pension Plan.

32                                               THE  ECONOMIC AND FISCAL UPDATE
--------------------------------------------------------------------------------


CANADA IS THE ONLY G-7 COUNTRY TO MAINTAIN A FINANCIAL SURPLUS DESPITE THE GLOBAL SLOWDOWN


[BAR GRAPH SHOWING TOTAL GOVERNMENT FINANCIAL BALANCES (NATIONAL ACCOUNTS BASIS)
    AS A PERCENT OF GDP OF G-7 COUNTRIES AND G-7 AVERAGE FOR YEARS 2002-2004]




Sources: OECD Economic Outlook, No. 73 (June 2003), Department of Finance calculations.



 o The strength of Canada's fiscal and economic position was demonstrated during the global economic slowdown that began in 2001, when most G-7 countries experienced considerable pressure on their finances.

 o Indeed, Canada was the only G-7 country to record a surplus in 2002 and is expected to be the only one to post a total government surplus again this year and next, according to OECD estimates.

CANADIAN ECONOMIC AND FISCAL PROGRESS: THE LAST TEN YEARS                     33
--------------------------------------------------------------------------------

CANADA'S DEBT BURDEN HAS FALLEN FROM SECOND HIGHEST TO SECOND LOWEST AMONG G-7 COUNTRIES

         [BAR GRAPH SHOWING TOTAL GOVERNMENT NET FINANCIAL LIABILITIES
        (NATIONAL ACCOUNTS BASIS) AS A PERCENT OF GDP FOR G-7 COUNTRIES
               AND G-7 AVERAGE FOR THE YEARS 1995, 2002 AND 2003]

 1 Adjusted to exclude certain government employee pension liabilities to improve comparability with other countries' debt measures.
Sources: OECD Economic Outlook, No. 73 (June 2003), Federal Reserve, Flow of Funds Accounts of the United States (September 2003), Department of Finance calculations.



 o Given the sharp turnaround in Canada's fiscal situation relative to the other G-7 countries, it is not surprising that Canada has also achieved the largest decline in government debt among G-7 countries.

 o Between 1995 and 2002 Canada's total government sector debt-to-GDP ratio fell by 27.6 percentage points to 40.4 per cent of GDP.

 o As a result, according to the OECD, Canada's total government debt burden moved from being the second highest in the G-7 in 1995 to the second lowest in 2003, lower than that of the U.S. Only the United Kingdom is expected to have a lower total government sector net debt burden than Canada this year.

34                                               THE  ECONOMIC AND FISCAL UPDATE
--------------------------------------------------------------------------------


THANKS TO FISCAL DISCIPLINE, THE GOVERNMENT HAS DELIVERED SIGNIFICANT TAX RELIEF TO ALL CANADIANS


FEDERAL FIVE-YEAR TAX REDUCTION PLAN


                                     2000-01      2001-02       2002-03       2003-04        2004-05          Total
                                     -------      -------       -------       -------        -------         ------
                                                                (billions of dollars)

Personal income tax                      6.2         12.7          15.6          18.3           22.3           75.2
Corporate income tax                       -          0.6           1.9           3.2            4.4           10.1
Employment insurance                     1.5          2.5           3.0           3.8            4.4           15.2
                                     -------      -------       -------       -------        -------         ------
Total                                    7.7         15.9          20.5          25.3           31.1          100.5
                                     =======      =======       =======       =======        =======         ======


Note: Numbers may not add due to rounding.

 o The Government began to deliver broad-based tax relief when the deficit was eliminated.

 o In 2000 it introduced a $100-billion Five-Year Tax Reduction Plan--the largest tax cuts in Canadian history. This plan significantly reduces the tax burden of Canadian families and individuals.

    - About three quarters of the tax relief provided under this plan goes toward reducing the tax burden of Canadian families and individuals.

    - All tax rates have been reduced and the Canada Child Tax Benefit (CCTB) has been enhanced.

    - By 2004-05 the plan will have reduced the personal income tax burden by 21 percent on average. Families with children benefit even more--with average tax savings of 27 per cent.

    - The employment insurance premium rate was reduced from $2.55 in 1999 to $2.10 in 2003. The rate is scheduled to fall to $1.98 in 2004, resulting in ongoing annual savings to employers and employees.

CANADIAN ECONOMIC AND FISCAL PROGRESS: THE LAST TEN YEARS                     35
--------------------------------------------------------------------------------

 o The 2003 budget built on the Five-Year Tax Reduction Plan and enhanced support for Canadian families.

    - The CCTB has been further enhanced to support families with children. The maximum annual benefit for a first child under the CCTB will have more than doubled from $1,520 in 1996 to $3,243 in 2007.

    - The 2003 budget also introduced a new Child Disability Benefit for low- and modest-income families.

 o  As a result of the tax changes introduced since 1997:

    - A typical one-earner family of four earning $40,000 will pay $3,238 less in net federal personal income tax in 2007--a savings of 83 per cent.

    - A typical two-earner family of four earning $60,000 will pay $3,059 less in net federal personal income tax--a savings of 48 per cent.

    - Over 1.5 million Canadians will have been removed from the tax rolls.

36                                               THE  ECONOMIC AND FISCAL UPDATE
--------------------------------------------------------------------------------



THE GOVERNMENT HAS ALSO BEEN ABLE TO CREATE A TAX ADVANTAGE FOR CANADIAN BUSINESSES AND ENTREPRENEURS



        [BAR GRAPH SHOWING CORPORATE INCOME TAX RATES: CANADA VS. U.S.
         (INCLUDING CAPITAL TAX EQUIVALENTS) FOR THE PERIOD 2000-2008]







1 Data for 2003 through 2008 include federal and provincial corporate income and capital tax changes as of September 30, 2003, that are legislated with a specific timetable for implementation. Source: Department of Finance.




 o The Five-Year Tax Reduction Plan and Budget 2003 have contributed to a Canadian tax advantage:

    - The Five-Year Tax Reduction Plan reduces the general federal corporate tax rate from 28 to 21 per cent by 2004.

    - Further to the 2003 budget, the elimination of the federal capital tax over five years has been legislated.

    - The 2003 budget also introduced a new taxation regime for the resource sector.

o By 2008 the average Canadian corporate tax rate will be significantly lower than the average U.S. rate.

o The investment climate for entrepreneurs and small businesses has also been improved.

    - The Five-Year Tax Reduction Plan reduced the capital gains inclusion rate from three quarters to one half and introduced a measure that allows individuals to defer the tax on capital gains from the sale of shares in an eligible small business corporation where proceeds are reinvested in another eligible small business.

    - The 2003 budget increased the amount of annual income eligible for the 12-per-cent small business rate from $200,000 to $300,000.

CANADIAN ECONOMIC AND FISCAL PROGRESS: THE LAST TEN YEARS                     37
--------------------------------------------------------------------------------

CANADA HAS ACHIEVED A CONSISTENT RECORD OF LOW AND STABLE INFLATION...


   [LINE GRAPH SHOWING TOTAL AND CORE CPI INFLATION FOR THE PERIOD 1970-2006]


1 Core Consumer Price Index (CPI) inflation is the all-items CPI excluding the eight most volatile components and the effect of changes in indirect taxes on the remaining components, as defined by the Bank of Canada. Source: Statistics Canada.




 o A new monetary framework has complemented and strengthened reform on the fiscal front. In 1991 the Bank of Canada and the Government of Canada agreed to adopt an inflation-targeting regime. The target range was reduced to between 1 and 3 per cent and was extended several times, most recently in May 2001 to the end of 2006.

 o Over the 1993 to 2002 period average inflation in Canada was 1.8 per cent--one of the lowest rates among G-7 countries and very close to the mid-point of the target range of 1 to 3 per cent.

 o Low and stable inflation has facilitated long-term planning and encouraged business investment that has ultimately contributed to higher productivity growth. Equally important, the inflation-control targets have contributed to macroeconomic stability, preventing a recurrence of the inflationary "boom-and-bust" cycles of the early 1980s and early 1990s.

38                                               THE  ECONOMIC AND FISCAL UPDATE
--------------------------------------------------------------------------------


....WHICH, TOGETHER WITH FISCAL DISCIPLINE, HAS CONTRIBUTED TO LOWER INTEREST
RATES



 [LINE GRAPH SHOWING THREE-MONTH TREASURY BILL RATES FOR THE PERIOD 1970-2003]



 Source: Statistics Canada.

 o The credibility of Canada's monetary policy, complemented by a sharp improvement in the fiscal situation, increased the Bank of Canada's flexibility to respond quickly and decisively to changing economic conditions.

 o The 1995 budget announced major reductions and restructuring of federal spending. It established a credible path toward the elimination of the deficit and set the debt-to-GDP ratio on a clear downward track.

 o By eliminating the deficit and moving to sustained fiscal surpluses after 1997, Canada improved its international fiscal credibility, leading to reductions in risk premiums and interest rates.

 o Lower interest rates have in turn reduced the debt burden, while providing strong support to interest-sensitive sectors such as housing, consumer expenditures and business investment.

CANADIAN ECONOMIC AND FISCAL PROGRESS: THE LAST TEN YEARS                     39
--------------------------------------------------------------------------------



BUDGET SURPLUSES HAVE REDUCED BORROWING IN CAPITAL MARKETS, FREEING RESOURCES FOR THE PRIVATE SECTOR



NET BORROWINGS IN CAPITAL MARKETS


                                         1992- 93       2001-02          Change
                                         --------       -------          ------
                                                        (average)
                                                   (billions of dollars)

Government(1)                               +45.1         -10.3           -55.4
Business(2)                                 +22.0         +59.1           +37.1

Note: Net borrowings in Canada and abroad.
1 Net issues of total government bonds.
2 Net issues of corporate bonds, equities and trust units.
Source: Bank of Canada.


 o With the elimination of budget deficits by federal and provincial governments, the government sector became a net lender in capital markets by 2001-02 after borrowing heavily in the early 1990s. At that time businesses, crowded out of the market by the financial needs of governments, borrowed much less for investment purposes.

 o With the government sector no longer a net borrower on capital markets, a much larger pool of savings has become available for the private sector to invest in productive endeavours.

40                                               THE  ECONOMIC AND FISCAL UPDATE
--------------------------------------------------------------------------------


GREATER ACCESS TO CAPITAL, LOWER INTEREST RATES AND AN IMPROVED FISCAL ENVIRONMENT HAVE LED TO A REBOUND IN BUSINESS INVESTMENT

 [BAR GRAPH SHOWING GROWTH IN REAL BUSINESS INVESTMENT AS AVERAGE ANNUAL GROWTH
        PERCENTAGE FOR THE PERIODS 1970s, 1980s, 1990-96 AND 1997-2002]



      [BAR GRAPH SHOWING ICT (INFORMATION AND COMMUNICATIONS TECHNOLOGIES) INVESTMENT AS A PERCENT OF TOTAL BUSINESS INVESTMENT FOR THE PERIOD 1981-2002]



 1 Machinery and equipment.
 2 Information and communications technologies.
 Source: Statistics Canada.


 o Encouraged by greater access to capital, lower and more stable interest rates, and a strong economic and fiscal environment, growth in business investment rebounded strongly to an average of 5.7 per cent per year over the 1997 to 2002 period, compared to 0.3 per cent during the first half of the 1990s.

 o The increase in business investment, in turn, provided the foundation for job creation, productivity growth and a stronger economy.

 o The recovery in business investment was led by rapid growth in real machinery and equipment (M&E) spending. Higher investment in information and communications technologies (ICT) was an important source of this recent growth. The share of ICT investment in total business investment doubled between 1981 and 2002.

 o Investment in M&E, particularly ICT, frequently embodies new technologies and, as such, is an important element in productivity gains in the long run.

CANADIAN ECONOMIC AND FISCAL PROGRESS: THE LAST TEN YEARS                     41
--------------------------------------------------------------------------------

SINCE BALANCING THE BUDGET, THE FEDERAL GOVERNMENT HAS INVESTED SUBSTANTIAL RESOURCES IN RESEARCH AND DEVELOPMENT (R&D) AND KNOWLEDGE CREATION

INNOVATION AND R&D INITIATIVES
V    CANADA FOUNDATION FOR INNOVATION AND GENOME CANADA

V    CANADIAN INSTITUTES OF HEALTH RESEARCH

V    FEDERAL GRANTING COUNCILS

V    INDIRECT COSTS OF RESEARCH

V    2,000 CANADA RESEARCH CHAIRS

V    NATIONAL RESEARCH COUNCIL: INDUSTRIAL RESEARCH ASSISTANCE PROGRAM, REGIONAL
     INNOVATION CENTRES AND TECHNOLOGY PARTNERSHIPS CANADA

V    INVESTMENTS IN THE BUSINESS DEVELOPMENT BANK OF CANADA IN SUPPORT OF
     VENTURE CAPITAL

V    CONNECTING CANADIANS THROUGH SCHOOLNET, THE COMMUNITY ACCESS PROGRAM,
     GOVERNMENT ON-LINE AND OTHER INITIATIVES


 o Between 1998-99 and 2004-05 the Government increased funding on R&D and innovation by acumulative total of $12.7 billion.

 o  Major investments have included:

    - The creation of the Canada Foundation for Innovation to support leading-edge research equipment and facilities.

    - The creation of the Canadian Institutes of Health Research, and the provision of substantial new resources to it and the other federal research granting councils.

    - The creation of the Canada Research Chairs Program to help universities attract and retain high-quality researchers.

    - The introduction of an ongoing program to support the indirect costs of federally sponsored research at universities, colleges and research hospitals.

    - Additional investment in Industry Canada, Technology Partnerships Canada and the National Research Council to encourage R&D, and in the Business Development Bank of Canada for venture capital to help knowledge-based companies grow and prosper.

    - Significant funding for programs aimed at connecting Canadians to sources of information and knowledge, including SchoolNet, the Community Access Program and Government On-Line.

 o Canada's scientific research and experimental development (SR&ED) tax incentive program to promote spending on R&D is available to every industrial sector and is one of the most advantageous R&D tax systems in the industrialized world.

42                                               THE  ECONOMIC AND FISCAL UPDATE
--------------------------------------------------------------------------------


IN RESPONSE TO THESE FEDERAL INITIATIVES, BOTH UNIVERSITIES AND BUSINESS HAVE ENGAGED MORE ACTIVELY IN R&D

  [LINE GRAPH SHOWING REAL SPENDING ON R&D BY SECTOR FOR THE PERIOD 1981-2002]





    [BAR GRAPH SHOWING TOTAL RESEARCH SCIENTISTS AND ENGINEERS BY SECTOR IN THOUSANDS OF FULL-TIME EQUIVALENT R&D RESEARCHERS FOR THE PERIOD 1981-1999]

Source: OECD, Main Science and Technology Indicators (2003-1).



 o Supported by a stronger foundation for growth and government support for research and development, the growth rate of real R&D investment has improved since 1997.

 o Overall, real R&D expenditures have grown from $12.0 billion in 1997 to $15.9 billion in 2002. The number of full-time equivalent R&D researchers also increased to more than 90,000 in 1999 from fewer than 70,000 in the early 1990s.

 o Furthermore, a growing proportion of R&D is now performed by the business sector and universities. Business enterprises also made the largest contribution to the growth in the number of R&D researchers over the past two decades.

 o Increased R&D spending is generating innovative new products, services and technologies and providing Canadians with leading-edge skills.

CANADIAN ECONOMIC AND FISCAL PROGRESS: THE LAST TEN YEARS                     43
--------------------------------------------------------------------------------

CANADA HAS BECOME THE MOST OPEN ECONOMY IN THE G-7





[BAR GRAPH SHOWING EXPORTS OF GOODS AND SERVICES IN G-7 COUNTRIES AS A PERCENT
                     OF GDP FOR THE PERIODS 1990 AND 2002]

Source: International Monetary Fund, World Economic Outlook, September 2003.



 o Between 1990 and 2002 Canada's exposure to foreign trade increased more than any other G-7 country. Indeed, as a share of the economy, Canada exported more than 40 per cent of its goods and services in 2002, making it the most open of all G-7 economies.

 o Canada has a long history of successfully embracing global markets. In 1989 Canada signed the Canada-U.S. Free Trade Agreement with the United States.

 o In 1994 the Canada-U.S. Free Trade Agreement was expanded to include Mexico, creating the North American Free Trade Agreement.

 o Since the implementation of the Canada-U.S. Free Trade Agreement, Canadian exports to the U.S. as a share of GDP have increased from 19.1 per cent in 1988 to 33.1 per cent in 2002.

 o This expansion of trade has not only promoted employment and growth, but has also increased Canadians' access to products from around the world and improved the allocation of resources, which in turn has contributed to progress in improving growth in productivity and living standards.

44                                               THE  ECONOMIC AND FISCAL UPDATE
--------------------------------------------------------------------------------


CANADA'S INCREASED ECONOMIC COMPETITIVENESS AND IMPROVED FISCAL POSITION HAVE CONTRIBUTED TO A CURRENT ACCOUNT SURPLUS AND A SHARP REDUCTION IN NET FOREIGN DEBT

          [BAR/LINE GRAPH SHOWING CURRENT ACCOUNT BALANCE AS A PERCENT
            OF GDP FOR CANADA AND THE U.S. FOR THE PERIOD 1990-2002]






               [LINE GRAPH SHOWING NET FOREIGN DEBT OF CANADA AND
             THE U.S. AS A PERCENT OF GDP FOR THE PERIOD 1990-2002]

Note: U.S. net foreign debt for 2002 is an estimate.
Sources: Statistics Canada and Bureau of Economic Analysis.



 o Canada's improved business competitiveness in recent years can also be seen in our current account balance, which has gone from large deficits through the 1980s and most of the 1990s to large surpluses today, despite the U.S. economic slowdown.

 o As a result, Canada's net foreign debt1 as a per cent of GDP fell from 44 per cent in the early 1990s to 16 per cent in 2002--the lowest level in more than 50 years. This means that more of the income that Canadians earn is staying in Canada.

 o Canada's net foreign debt is now below that of the U.S. for the first time ever. With continuing budgetary and current account surpluses expected in Canada, and continuing deficits anticipated in the U.S., Canada's net foreign indebtedness should continue to fall and the gap vis-a-vis the U.S. continue to widen.

-------------------
 1 Net foreign debt is the sum of all financial liabilities to foreigners of Canadian firms, governments and households, net of all foreign assets of Canadian firms, governments and households.

CANADIAN ECONOMIC AND FISCAL PROGRESS: THE LAST TEN YEARS                     45
--------------------------------------------------------------------------------

IMPROVED FUNDAMENTALS HAVE SUPPORTED A MORE PRODUCTIVE ECONOMY...






     [BAR GRAPH SHOWING LABOUR PRODUCTIVITY GROWTH AS AVERAGE ANNUAL GROWTH
             PERCENTAGE OF REAL GDP PER HOUR WORKED FOR THE PERIODS
                     1970s, 1980s, 1990-1996 AND 1997-2002]

Sources: Statistics Canada and Department of Finance calculations.




 o Fiscal and monetary credibility, the embracing of global markets by Canadian business and improved investment have contributed to a rebound in labour productivity growth since 1997.

 o Labour productivity growth in Canada, particularly in the business sector, had slowed markedly in the 20 years following the mid-1970s. Measured as real GDP per hour worked, labour productivity growth in the Canadian economy rose from an average of 1.2 per cent per year over the 1990 to 1996 period to 2.1 per cent per year over the 1997 to 2002 period, surpassing the rate recorded during the 1970s.

46                                               THE  ECONOMIC AND FISCAL UPDATE
--------------------------------------------------------------------------------


....MAKING CANADA A LEADER IN PRODUCTIVITY GROWTH


       [BAR GRAPH SHOWING LABOUR PRODUCTIVITY GROWTH IN G-7 COUNTRIES AS
        AVERAGE ANNUAL GROWTH PERCENTAGE OF REAL GDP PER WORKER FOR THE
                               PERIOD 1980-1996]




       [BAR GRAPH SHOWING LABOUR PRODUCTIVITY GROWTH IN G-7 COUNTRIES AS
        AVERAGE ANNUAL GROWTH PERCENTAGE OF REAL GDP PER WORKER FOR THE
                               PERIOD 1997-2002]


Sources: OECD Economic Outlook, No. 73 (June 2003), Statistics Canada, Bureau of Economic Analysis, Bureau of Labor Statistics.


 o The sharp improvement in labour productivity growth in the late 1990s has made Canada a G-7 leader in this area over the last six years. Over the 1997 to 2002 period Canada's growth in real GDP per worker was the same as in the U.S.--a sharp improvement from the 1980 to 1996 period.

 o However, a sizeable gap still exists between the level of productivity performance in Canada and the U.S. In 2002 real GDP per worker in Canada is estimated at 78.2 per cent of the U.S. level.1



-----------------

 1 Measured in 2002 U.S. dollars using OECD multilateral purchasing power parity.

CANADIAN ECONOMIC AND FISCAL PROGRESS: THE LAST TEN YEARS                     47
--------------------------------------------------------------------------------

MOST OF THE IMPROVEMENT IN PRODUCTIVITY GROWTH OVER THE LATE 1990S OCCURRED IN ICT-INTENSIVE INDUSTRIES



LABOUR PRODUCTIVITY GROWTH IN CANADA BY ICT INTENSITY


                                          1990-1996      1997-2000        Change
                                          ---------      ---------        ------
                                               (per cent, average annual growth)

PRIVATE SECTOR(1)                               1.1            1.7           0.6
  ICT-intensive industries                      1.9            3.2           1.3
  Non-ICT-intensive industries                  0.5            0.5           0.0

OF WHICH:
Manufacturing                                   2.7            1.8          -0.9
  ICT-intensive industries                      4.7            8.6           3.9
  Non-ICT-intensive industries                  2.6            1.1          -1.5

Services                                        0.7            1.6           0.9
  ICT-intensive industries                      1.7            3.0           1.3
  Non-ICT-intensive industries                 -0.5           -0.7          -0.2


Note: Labour productivity here is measured as real GDP at basic prices per worker. Intensive users of ICT include ICT manufacturing (computer and electronic products), business services (professional,scientific, technical and administrative services), information services, wholesale trade, retail trade, finance, insurance and real estate.

(1) Total economy minus public administration.
Sources: Statistics Canada and Department of Finance calculations.


 o The increase in productivity growth in Canada appears to have been focused primarily in industries that intensively use information and communications technologies. This is true in both the manufacturing and services sectors of the economy.

 o In fact, within the private sector, only ICT-intensive industries experienced a pickup in labour productivity growth over the 1997 to 2000 period.

48                                               THE  ECONOMIC AND FISCAL UPDATE
--------------------------------------------------------------------------------


INCREASED PRODUCTIVITY GROWTH HAS GONE HAND-IN-HAND WITH FASTER JOB CREATION...



       [BAR GRAPH SHOWING EMPLOYMENT GROWTH AS ANNUAL GROWTH PERCENTAGE
             FOR THE PERIODS 1970s, 1980s, 1990-1996 AND 1997-2002]

Source: Statistics Canada.


 o Along with business investment and productivity growth, job creation slowed during the 20 years following the mid-1970s. In particular, Canada experienced a more severe decline in employment than the U.S. during the recessions of the early 1980s and early 1990s.

 o However, with the recovery in investment and productivity, employment growth has rebounded strongly since 1997, reflecting improved economic and policy fundamentals. Following average growth of 0.5 per cent per year over the 1990 to 1996 period, employment increased by 2.3 per cent per year on average over the 1997 to 2002 period, exceeding the growth rates in other G-7 economies. Today there are 3 million more people working in Canada than in 1993.

 o Most of the newly created jobs were full time, with job gains in most sectors of the economy and in all regions of Canada. All age groups benefited from the strong growth in job creation, including youths and adults over the age of 55--two groups that often face difficulties finding employment.

CANADIAN ECONOMIC AND FISCAL PROGRESS: THE LAST TEN YEARS                     49
--------------------------------------------------------------------------------

....WITH THE CANADIAN PARTICIPATION RATE MOVING ABOVE THAT IN THE U.S.



     [LINE GRAPH SHOWING PARTICIPATION RATE OF CANADA AND U.S. AS A PERCENT
                           FOR THE PERIOD 1976-2003]

Source: Statistics Canada.



 o Healthy job growth has increased Canadians' confidence regarding labour market prospects, leading to a strong rise in the share of the working-age population that is either working or actively looking for work--the participation rate--since 1997.

 o In September 2003 the Canadian participation rate reached 67.6 per cent, up substantially from a low of 64.5 per cent in 1996, and has surpassed that of the U.S. since the middle of 2002.

 o The rebound in employment growth and in the participation rate since 1997 was especially evident among youths and older workers--the two groups particularly hard hit by the economic weakness of the early 1990s.

50                                               THE  ECONOMIC AND FISCAL UPDATE
--------------------------------------------------------------------------------

DESPITE THE LARGE INCREASE IN THE PARTICIPATION RATE, THE UNEMPLOYMENT RATE HAS FALLEN, NARROWING CANADA'S UNEMPLOYMENT RATE GAP WITH THE U.S.

            [LINE GRAPH SHOWING UNEMPLOYMENT RATE OF CANADA AND U.S.
                           FOR THE PERIOD 1994-2003]



             [LINE GRAPH SHOWING EMPLOYMENT RATE OF CANADA AND U.S.
                           FOR THE PERIOD 1994-2003]


 Source: Statistics Canada and Bureau of Labor Statistics.

 o Despite a strong rise in the participation rate, the Canadian unemployment rate fell from nearly 10 per cent in late 1996 to 8 per cent in September 2003, narrowing the Canada-U.S. unemployment rate gap from close to 5 percentage points to about 2 percentage points. If the Canadian unemployment rate were measured according to the U.S. definition, the gap would be 1.1 percentage points.

 o Strong employment gains in Canada have raised the proportion of the working-age population holding a job--the employment rate--since 1997, bringing it to a level similar to that in the U.S. for the first time since 1982.

 o A healthy labour market since 1997 has generated strong income gains, bolstered consumer confidence and supported domestic demand in Canada.

CANADIAN ECONOMIC AND FISCAL PROGRESS: THE LAST TEN YEARS                     51
--------------------------------------------------------------------------------

CANADIANS ARE BECOMING MORE SKILLED, SUPPORTING AN INCREASINGLY
KNOWLEDGE-INTENSIVE ECONOMY




   [BAR GRAPH SHOWING POPULATION DISTRIBUTION BY EDUCATION LEVEL AS A PERCENT
                   FOR THE PERIODS 1971, 1981, 1991 AND 2001]

 [BAR GRAPH SHOWING EMPLOYMENT GROWTH BY HIGHEST LEVEL OF EDUCATION AS A PERCENT
                           FOR THE PERIOD 1992-2002]

Source: Statistics Canada.

 o Technology use, innovation and human capital are all interconnected. A knowledge-based economy requires a well-educated and skilled workforce able to make the most of a changing economic environment.

 o The share of the population with university or college education has increased markedly. Reflecting the rapid shift towards more knowledge-intensive jobs in all sectors of the economy, most of the new job openings in the 1990s were concentrated in sectors requiring a post-secondary degree or diploma, such as health, natural and applied sciences, social sciences, business and finance. In contrast, job opportunities have deteriorated for those with less than a high school diploma.

52                                               THE  ECONOMIC AND FISCAL UPDATE
--------------------------------------------------------------------------------

THE GOVERNMENT HAS MADE NEW INVESTMENTS TO HELP CANADIANS ACQUIRE NEW SKILLS AT ALL STAGES OF LIFE...


SKILLS-RELATED INITIATIVES

THE GOVERNMENT HAS INVESTED IN A WIDE RANGE OF INITIATIVES TO DIRECTLY SUPPORT
AND ENCOURAGE CANADIANS IN ACQUIRING THE SKILLS NEEDED TO BE SUCCESSFUL
IN THE KNOWLEDGE-BASED ECONOMY, INCLUDING:

V    CANADA MILLENNIUM SCHOLARSHIPS

V    CANADA GRADUATE SCHOLARSHIPS

V    CANADA STUDY GRANTS FOR STUDENTS WITH DEPENDANTS

V    IMPROVEMENTS TO THE CANADA STUDENT LOANS PROGRAM

V    INCREASED SUPPORT FOR THE NATIONAL LITERACY SECRETARIAT

V    CANADA EDUCATION SAVINGS GRANT AND REGISTERED EDUCATION SAVINGS PLANS

V    ENHANCED EDUCATION TAX CREDIT

V    TAX RELIEF FOR INTEREST ON STUDENT LOANS

V    TAX-FREE REGISTERED RETIREMENT SAVINGS PLAN WITHDRAWALS FOR
     LIFELONG LEARNING






 o To compete internationally and to provide a better standard of living for its citizens, the Government has invested to make its workforce increasingly well-educated, adaptable and skilled.

 o In 1998 it introduced the Canadian Opportunities Strategy to better assist Canadians in accessing knowledge and skills. As part of the Strategy, the Government introduced the Canada Millennium Scholarships and the Canada Education Savings Grant to help students fund their education and to encourage and assist families in saving for their children's higher education.

 o Building on the Strategy, the Government has made further investments to encourage the acquisition of skills and learning by Canadians. For example, the education tax credit was extended to better support lifelong learning, while the creation of the Canada Graduate Scholarships and improvements to the Canada Student Loans Program help broaden access to post-secondary education and graduate studies.

CANADIAN ECONOMIC AND FISCAL PROGRESS: THE LAST TEN YEARS                     53
--------------------------------------------------------------------------------


....AND TO SUPPORT LOWER-INCOME CANADIAN FAMILIES AND THEIR CHILDREN

SOCIAL INITIATIVES

THE GOVERNMENT HAS MADE SIGNIFICANT INVESTMENTS IN SUPPORT OF CANADIAN FAMILIES
AND THEIR CHILDREN, INCLUDING:

V    THE INTRODUCTION OF THE CANADA CHILD TAX BENEFIT AND SUBSEQUENT
     ENHANCEMENTS

V    AN INVESTMENT OF $2.2 BILLION OVER FIVE YEARS UNDER THE EARLY CHILDHOOD
     DEVELOPMENT AGREEMENT TO EXPAND EARLY CHILDHOOD DEVELOPMENT PROGRAMS

V    ADDITIONAL SUPPORT TO ENHANCE THE EARLY CHILDHOOD DEVELOPMENT OF
     FIRST NATIONS CHILDREN

V    $900 MILLION OVER FIVE YEARS TO PROVINCIAL AND TERRITORIAL GOVERNMENTS
     TO IMPROVE ACCESS TO QUALITY REGULATED EARLY CHILD CARE SERVICES

V    EXTENDED TAX ASSISTANCE FOR PERSONS WITH DISABILITIES AND THEIR FAMILIES,
     INCLUDING A NEW CHILD DISABILITY BENEFIT

V    ENHANCEMENT OF EMPLOYMENT INSURANCE MATERNITY AND PARENTAL BENEFITS




 o Only through integrated and complementary economic and social progress will Canada achieve its goal of strong and sustainable living standards growth along with a better quality of life for all Canadians. Since 1997 the Government has invested in measures in support of low- and modest-income families with children to improve the chance that Canadian children will grow up to be healthy, contributing members of society.

 o These measures, when combined with strong economic growth and job creation, are essential to reducing poverty and ensuring that families have the resources they need to care for their children.

54                                               THE  ECONOMIC AND FISCAL UPDATE
--------------------------------------------------------------------------------

INCOME ASSISTANCE FOR CHILDREN IN LOWER-INCOME FAMILIES ENSURES THAT THE BENEFITS OF ECONOMIC GROWTH ARE SHARED AMONG ALL CANADIANS

      [BAR GRAPH SHOWING MAXIMUM ANNUAL FEDERAL CHILD BENEFITS IN DOLLARS
                   FOR THE PERIODS 1996, 2000, 2003 AND 2007]

 1 Projection.
 Source: Department of Finance.



 o A balanced budget and renewed economic growth have provided the resources to make new investments in key areas of social policy. The Government has acted to ensure that the benefits of strong economic growth are shared among all Canadians.

 o A key element of the Government's agenda has been to combine good social policy with good economic policy. For example, the National Child Benefit
    (NCB) initiative reduces financial disincentives to leave social assistance by protecting child-related benefits and services when parents leave social assistance to enter the workforce, thereby increasing the rewards from work and reducing child poverty.

 o Currently the Canada Child Tax Benefit (CCTB) provides over $8.4 billion in assistance to low- and middle-income families with children. With the enrichments to the NCB supplement announced in the 2003 budget, assistance under the CCTB is projected to reach over $10 billion in 2007, an increase of over 100 per cent since 1996.

 o In 1996 the CCTB provided maximum annual benefits of $2,753 for a family with two children, of which one was under 7 years of age. By 2007 maximum annual benefits are projected to increase to $6,511 per family.

CANADIAN ECONOMIC AND FISCAL PROGRESS: THE LAST TEN YEARS                     55
--------------------------------------------------------------------------------


NEW SOCIAL INVESTMENT HAS PROMOTED HEALTHIER, VIBRANT COMMUNITIES

STRONG COMMUNITIES


TO HELP STRENGTHEN SAFE COMMUNITIES AND ENCOURAGE CULTURAL DIVERSITY AND
STRONG LOCAL ECONOMIES, THE GOVERNMENT HAS MADE A NUMBER OF IMPORTANT,
STRATEGIC INVESTMENTS, INCLUDING:

V    AFFORDABLE HOUSING AGREEMENTS WITH PROVINCES AND TERRITORIES

V    THE NATIONAL HOMELESSNESS INITIATIVE

V    HOUSING RENOVATION PROGRAMS

V    INFRASTRUCTURE SUPPORT, INCLUDING $3 BILLION IN BUDGET 2003

V    MEASURES TO STRENGTHEN ABORIGINAL COMMUNITIES



 o To improve and sustain economic growth in Canada and to ensure the well-being of Canadians, our cities and communities must be vibrant and competitive.

 o All governments must participate in building and strengthening our communities to ensure robust local economies that are well managed, with safe neighbourhoods, modern infrastructure and a productive labour force.

 o In support of this objective, the Government has made significant investments to promote healthy communities. For example, in Budgets 2001 and 2003, the Government invested $1 billion on affordable housing over six years to reduce problems of affordability and supply of rental housing, particularly in major urban centres. In Budget 2003 the Government also announced a 10-year $3-billion investment in municipal and strategic infrastructure. This brings the Government's total investment in infrastructure since 1994 to $12 billion. For First Nations on reserves, the Government provides funding for basic services such as education, social services and infrastructure.

56                                               THE  ECONOMIC AND FISCAL UPDATE
--------------------------------------------------------------------------------

THE FEDERAL GOVERNMENT HAS MADE SIGNIFICANT REINVESTMENTS IN CANADA'S HEALTH CARE SYSTEM THROUGH CASH TRANSFERS TO THE PROVINCES AND TERRITORIES

   [BAR GRAPH SHOWING FEDERAL CASH TRANSFERS TO THE PROVINCES AND TERRITORIES IN SUPPORT OF HEALTH, EDUCATION AND SOCIAL PROGRAMS FOR THE PERIOD 1980-2011]


Sources: Department of Finance; Canadian Institute for Health Information, National Health Expenditure Trends, 1975-2002.





 o Canada's publicly funded health care system plays an important role in building the society Canadians value. It is vital to our quality of life and exemplifies complementary economic and social policies. In this context, it helps provide Canada with the distinct economic advantage of a healthy, productive workforce.

 o Transfers to the provinces and territories in support of health and social programs constitute a significant share of federal program spending.

 o Since balancing the budget in 1997-98 the federal government has increased funding to the provinces and territories. Cash transfers supporting health and other social services, over $20 billion today, are set to double over 10 years, from $15.5 billion in 2000-01 to $31.5 billion in 2010-11.

 o In addition, tax transfers will continue to be an important element of the growing and predictable support provided to the provinces and territories. The tax transfer is approximately $17 billion this year and will continue to grow in line with the economy.

CANADIAN ECONOMIC AND FISCAL PROGRESS: THE LAST TEN YEARS                     57
--------------------------------------------------------------------------------

THROUGH SOUND ECONOMIC AND FISCAL MANAGEMENT, THE "THREE PILLARS" OF CANADA'S RETIREMENT INCOME SYSTEM HAVE BEEN PLACED ON A SOLID FOOTING

       [PIE GRAPH SHOWING DISTRIBUTION OF BENEFITS BETWEEN EACH PILLAR OF THE RETIREMENT INCOME SYSTEM (OAS/GIS, CPP/QPP AND RRSP/RPP) FOR 1999]


 o  Canada's retirement income system is based on three pillars:

    - The federal government-funded Old Age Security and Guaranteed Income Supplement (OAS/GIS) programs provide a basic, minimum guarantee for seniors.

    - The Canada Pension Plan and the Quebec Pension Plan (CPP/QPP), funded through payroll contributions, ensure a basic level of earnings replacement in retirement for all working Canadians.

    - Private tax-assisted retirement savings in registered retirement savings plans (RRSPs) and registered pension plans (RPPs) help and encourage Canadians to save for retirement to supplement their public pensions.

 o By balancing the budget and putting the debt-to-GDP ratio on a downward track and through continued prudent budget planning, the Government has ensured the stability of the first pillar of the retirement income system.

 o The 1997 CPP/QPP reforms placed the second pillar on a solid financial footing, and it is now actuarially sound for the next 50 years. Canada is one of the very few countries in the world with an actuarially balanced public pension plan.

 o Finally, having secured the first two pillars, the Government has moved to strengthen the third pillar by increasing the RPP and RRSP limits and indexing them.

58                                               THE  ECONOMIC AND FISCAL UPDATE
--------------------------------------------------------------------------------

INTEGRATED AND COMPLEMENTARY ECONOMIC AND SOCIAL PROGRESS HAS FUELLED GROWTH IN GDP AND LIVING STANDARDS



     [BAR GRAPH SHOWING LIVING STANDARDS GROWTH AS AVERAGE ANNUAL GROWTH OF REAL GDP PER CAPITA FOR THE PERIODS 1970s, 1980s, 1990-1996 AND 1997-2002]

Source: Statistics Canada


 o The result of improved fundamentals--fiscal, monetary and microeconomic--has been renewed strength in GDP growth since the second half of the 1990s.

 o During the 1990-1991 recession, Canada was particularly hard hit and recovered far more slowly that the U.S. In contrast, Canada not only avoided the recession that hit the U.S. economy during 2001, but was able to outperform most other countries in the face of global weakness and uncertainty. As a result, Canada led the G-7 in growth in each of the last three years.

 o Canada's success in raising productivity and in creating more and better jobs for Canadians has led to a strong rebound in standard of living growth since 1997, which is the goal of Canada's economic policy.

 o After slowing through the 1970s and 1980s and having virtually stalled in the early 1990s, real GDP per capita, the widely used measure of living standards, rose by 3.1 per cent per year on average over the 1997 to 2002 period, surpassing the rate observed in the 1970s.

 o This means that Canada's real GDP per capita, or standard of living, has increased 20 per cent over the past six years.

ANNEX 2

CANADA'S RECENT ECONOMIC DEVELOPMENTS AND OUTLOOK(1)





(1) Incorporates data available up to October 28, 2003.

CANADA'S RECENT ECONOMIC DEVELOPMENTS AND OUTLOOK                             61
--------------------------------------------------------------------------------

HIGHLIGHTS


                o The global economic recovery has been uneven in 2003 but is expected to accelerate through the remainder of this year and next year, with the U.S. economy leading the way.

                o Canadian growth has been dampened this year by severe acute respiratory syndrome (SARS), a single case of mad cow disease, the Ontario electricity blackout, massive forest fires in B.C. and the rapid appreciation of the dollar.

                o The Canadian labour market has not been immune to these
                  shocks. After a very strong performance in 2002, employment growth slowed in 2003. Nonetheless, a total of 98,200 new jobs have been created since the beginning of this year.

                o Private sector economists expect stronger U.S. growth and low
                  Canadian interest rates to support a recovery in Canadian growth over the balance of this year and into 2004. For 2003 they now expect real gross domestic product (GDP) growth of
                  1.9 per cent, down sharply from the 3.2 per cent they forecast at the time of the 2003 budget. They forecast 3-per-cent real growth in 2004, down from the 3.5 per cent forecast in the 2003 budget.

                o Private sector economists believe that the extent and the speed of the appreciation of the Canadian dollar, as well as the uncertainty about future levels of the dollar, represent downside risks to their short-term Canadian growth forecast.

62                                               THE  ECONOMIC AND FISCAL UPDATE
--------------------------------------------------------------------------------

THE GLOBAL ECONOMIC RECOVERY HAS BEEN UNEVEN BUT IS EXPECTED TO PICKUP SPEED IN THE SECOND HALF OF THIS YEAR AND NEXT YEAR...

  [BAR GRAPH SHOWING WORLD REAL GDP GROWTH FOR THE WORLD, U.S., EURO AREA AND
                        JAPAN FOR THE PERIOD 2001-2004]

Source: International Monetary Fund, World Economic Outlook, September 2003.



 o Following the global economic slowdown in 2001, the recovery in the world economy has been relatively modest and uneven. The International Monetary Fund (IMF) is projecting an upturn in global activity in the second half of this year, with real GDP growth for the year averaging 3.2 per cent.

 o With reduced geopolitical uncertainties, monetary and fiscal policy stimulus in several countries, and a projected decline in oil prices, global growth is projected to strengthen to 4.1 per cent in 2004, led by the United States and developing and transition economies. The IMF forecasts that euro area growth will be only 1.9 per cent in 2004 and Japanese growth will be even weaker. Indeed, while recent data suggesting a stronger performance have led to a more optimistic outlook for growth in Japan in 2003, ongoing deflation and structural problems, including banking and corporate sector weakness, will continue to constrain domestic demand and real GDP growth in 2004.

CANADA'S RECENT ECONOMIC DEVELOPMENTS AND OUTLOOK                             63
--------------------------------------------------------------------------------

....WITH THE U.S. ECONOMY LEADING THE WAY

 [BAR GRAPH SHOWING U.S. REAL GDP GROWTH AS A PERCENT FOR THE PERIOD 2002-2004]

Source: Blue Chip Economic Indicators, October 2003.



 o Following the recession in 2001 U.S. real GDP growth has been uneven. This reflects geopolitical uncertainties preceding the war in Iraq, accounting scandals and the lingering effects of the bursting of the stock market bubble.

 o However, monetary and fiscal stimulus and a weaker U.S. dollar have contributed to a strengthening U.S. recovery. The U.S. economy grew a solid
    3.3 per cent in the second quarter of 2003 and is estimated to have accelerated much further in the third quarter, aided by a pickup in consumer spending and business investment in equipment and software.

 o Accommodative monetary and fiscal policies are expected to continue to support economic activity next year. Private sector forecasters expect growth to average about 4 per cent in 2004.

 o The sustainability of the U.S. recovery depends on the economy delivering sustained job growth and a rebound in business investment. If not, consumer demand could weaken and investment could slow as companies lose faith in the durability of the recovery.

 o Over the medium term the main risk is the large U.S. fiscal deficit, which, if not corrected, could put upward pressure on interest rates.

64                                                THE ECONOMIC AND FISCAL UPDATE
--------------------------------------------------------------------------------

BUT THE U.S. ECONOMY HAS BEEN RUNNING LARGE CURRENT ACCOUNT DEFICITS, WHICH HAVE RECENTLY LED TO A REALIGNMENT OF WORLD CURRENCIES



   [BAR/LINE GRAPH SHOWING U.S. CURRENT ACCOUNT BALANCE AND NET FOREIGN DEBT
                 AS A PERCENT OF GDP FOR THE PERIOD 1990-2003]

 (1) First half of 2003.



 o The United States has been running current account deficits for over a decade. Since 2000 the current account deficit has averaged more than 4 per cent of GDP per year.

 o This has led to a steady increase in U.S. net foreign debt as a share of GDP, rising from about 5 per cent in 1993 to about 23 per cent in 2002.

 o The depreciation of the U.S. dollar against a broad array of currencies in 2002 and 2003 is a key factor in the adjustment process required to correct global imbalances. Since the beginning of 2002 the U.S. dollar has fallen by more than 10 per cent against a broad basket of currencies. In particular, it has fallen by about 24 per cent against the euro, 27 per cent against the Australian dollar, 17 per cent against the yen and 18 per cent against the Canadian dollar.

CANADA'S RECENT ECONOMIC DEVELOPMENTS AND OUTLOOK                             65
--------------------------------------------------------------------------------

CANADIAN DOMESTIC DEMAND GROWTH HAS REMAINED HEALTHY; HOWEVER, A SERIES OF SHOCKS CONTRIBUTED TO THE STALLING OF GDP GROWTH IN THE SECOND QUARTER

          [BAR GRAPH SHOWING REAL GDP AND FINAL DOMESTIC DEMAND GROWTH
                   AS A PERCENT FOR THE PERIOD 2001Q1-2003Q2]



 o Although Canadian real GDP growth slowed through 2002 and into 2003, final domestic demand growth remained robust.

 o Solid consumer spending and residential investment growth have been important contributing factors to continued domestic demand growth.

 o Notwithstanding solid domestic demand, the combined impact of SARS, bovine spongiform encephalopathy (BSE or mad cow disease) and the rapid appreciation of the Canadian dollar contributed to the stalling of real GDP growth in the second quarter of 2003.

66                                                THE ECONOMIC AND FISCAL UPDATE
--------------------------------------------------------------------------------

THE CANADIAN ECONOMY WAS HIT BY A NUMBER OF SHOCKS IN THE SECOND AND THIRD QUARTERS OF 2003




  [LINE GRAPH SHOWING OUTPUT OF ACCOMMODATION AND AIR TRANSPORTATION SERVICES
              FOR THE PERIOD JAN. 2001 -- MAY 2003]







   [LINE GRAPH SHOWING OUTPUT OF SLAUGHTERING AND MEAT PROCESSING INDUSTRIES
              FOR THE PERIOD JAN. 2001 -- MAY 2003]






 o SARS hit travel-related industries, including accommodation and air transportation services. Real exports of travel services dropped almost 14 per cent (quarterly rate) in the second quarter of 2003 as SARS led to a sharp decline in foreign visitors to Canada.

 o The export ban imposed as a result of a single case of BSE led to a 10-per-cent drop in the output of the slaughtering and meat processing industries between April and June.

 o The electricity blackout in August in Ontario crippled much of the province's manufacturing sector for several days. The blackout and its lingering impact were significant factors behind a 4.5-per-cent decline in manufacturing shipments and a 5-per-cent decline in real exports in August.

 o Massive forest fires in British Columbia affected the lumber industry in the interior of B.C., and Nova Scotia was recently battered by Hurricane Juan.

CANADA'S RECENT ECONOMIC DEVELOPMENTS AND OUTLOOK                             67
--------------------------------------------------------------------------------

THE CANADIAN DOLLAR APPRECIATED RAPIDLY THIS YEAR

        [LINE GRAPH SHOWING CANADA-U.S. EXCHANGE RATE AS A NOMINAL RATE
              AND PERCENT FOR THE PERIOD 1970-200]



 o Another factor impacting growth in the Canadian economy this year and next is the rapid appreciation of the Canadian dollar vis-a-vis the U.S. dollar. The 17-per-cent appreciation of the Canadian dollar in the first half of this year is the largest on record over a six-month period. The Canadian dollar has continued to appreciate and is now about 21 per cent above its level at the beginning of the year.

 o The rapid appreciation of the Canadian dollar reflects the general weakness of the U.S. dollar against all major currencies as well as increases in some commodity prices.

 o A significant rise in the value of our currency reduces the profits of exporters and lowers foreign demand for Canadian goods and services. It also leads Canadians to substitute cheaper imported goods for domestically produced goods. This means there will be trade balance adjustments in response to this significant appreciation of the Canadian dollar.

68                                                THE ECONOMIC AND FISCAL UPDATE
--------------------------------------------------------------------------------

MONETARY AND FISCAL POLICY CREDIBILITY HAS ENABLED THE BANK OF CANADA TO RESPOND TO SHOCKS AS NEEDED






   [LINE/BAR GRAPH SHOWING BANK OF CANADA KEY POLICY RATE AND CORE INFLATION
                     FOR THE PERIOD JAN. 2001 -- JULY 2003]


 o In the first half of 2003, in response to above-target inflation and concerns about rising inflation expectations, the Bank of Canada increased its key policy rate (the target for the overnight rate) on two occasions by a total of 50 basis points to 3.25 per cent.

 o In July and then again in September, the Bank of Canada subsequently lowered its key policy rate back to 2.75 per cent, citing faster-than-expected declines in inflation and inflation expectations, as well as negative effects from SARS, BSE and the appreciation of the Canadian dollar.

 o  Low interest rates should help offset the impact of recent shocks.

CANADA'S RECENT ECONOMIC DEVELOPMENTS AND OUTLOOK                             69
--------------------------------------------------------------------------------

LOW INTEREST RATES HAVE SUPPORTED HOUSEHOLD SPENDING, WHICH HAS BEEN THE MAIN CONTRIBUTOR TO GDP GROWTH

         [BAR GRAPH SHOWING REAL HOUSEHOLD SPENDING GROWTH AS A PERCENT
                           FOR THE PERIOD 2002Q1-2003Q2]



 o Supported by historically low interest rates and high consumer confidence, household spending has been the main contributor to GDP growth since the beginning of 2002.

 o Over this period real household spending has grown 4.2 per cent on average, reflecting increases in all categories of consumer spending, particularly those that are more sensitive to interest rates.

70                                                THE ECONOMIC AND FISCAL UPDATE
--------------------------------------------------------------------------------

IN PARTICULAR, HOUSING ACTIVITY HAS BEEN A MAJOR DRIVER OF CANADIAN DOMESTIC DEMAND GROWTH


        [BAR GRAPH SHOWING HOUSING STARTS FOR THE PERIOD 2001-2003Q3]




 o A key element of healthy household spending growth has been sustained growth in residential investment.

 o Residential investment in the second quarter of 2003 was 8 per cent higher than a year earlier. Housing starts and renovation expenditures have both contributed to the strength in residential investment. At the current pace of 219,000 new units for 2003, housing starts are at their highest level since 1988.

 o Improved housing affordability, reflecting low mortgage rates and rising incomes, has contributed to strong housing demand.

CANADA'S RECENT ECONOMIC DEVELOPMENTS AND OUTLOOK                             71
--------------------------------------------------------------------------------

BUSINESS INVESTMENT IS GRADUALLY RECOVERING


        [BAR GRAPH SHOWING REAL BUSINESS INVESTMENT GROWTH AS A PERCENT
                         FOR THE PERIOD 2002Q1-2003Q2]


 o Business investment declined in 2002. After this negative growth last year, both machinery and equipment and non-residential construction showed positive growth in the first half of 2003.

 o Healthy corporate profits, low interest rates, a strengthening external environment and sustained gains in the stock market should support healthy investment growth in the coming quarters.

 o Indeed, according to the revised 2003 survey of private and public investment intentions released by Statistics Canada in July, total investment is expected to increase by 4 per cent in 2003.

72                                                THE ECONOMIC AND FISCAL UPDATE
--------------------------------------------------------------------------------

STRONGER U.S. GROWTH IS SUPPORTING CANADIAN EXPORTS IN THE FACE OF THE DAMPENING EFFECT OF THE CANADIAN DOLLAR APPRECIATION


    [BAR GRAPH SHOWING GROWTH IN REAL EXPORTS AND REAL IMPORTS AS A PERCENT
                           FOR THE PERIOD 2002Q1-2003Q2]






 o Real exports fell in the fourth quarter of 2002 and first quarter of 2003, reflecting weaker U.S. demand, partly driven by Iraq-related uncertainties that led U.S. businesses to adopt a wait-and-see approach to the potential conflict.

 o Although a stronger U.S. economy boosted exports in the second quarter, merchandise exports weakened over the summer. The strong appreciation of the Canadian dollar and the blackout in August were likely key factors.

 o Since the beginning of 2003 real import growth has averaged 4.7 per cent, reflecting strong domestic demand in Canada and a possible shift from domestically produced goods to imported goods in response to a stronger dollar.

CANADA'S RECENT ECONOMIC DEVELOPMENTS AND OUTLOOK                             73
--------------------------------------------------------------------------------

DESPITE GLOBAL WEAKNESS, CANADA'S CURRENT ACCOUNT REMAINS IN SURPLUS AND ITS NET FOREIGN DEBT HAS DECLINED



 [BAR/LINE GRAPH SHOWING CANADIAN CURRENT ACCOUNT BALANCE AND NET FOREIGN DEBT
                 AS A PERCENT OF GDP FOR THE PERIOD 1995-2003]




(1) First half of 2003.


 o Despite weakness in external demand over the past two years, Canada's current account balance has remained positive.

 o In fact, Canada's current account has now been in surplus for 16 consecutive quarters, averaging over 2 per cent of GDP.

 o As a result, Canada's net foreign debt as a share of GDP has continued to decline in recent years. Indeed, Canada's foreign debt ratio was 19 per cent in the first half of this year, close to its lowest level in 50 years.

 o The decline in net foreign debt means that more of the income that Canadians earn is staying in Canada.

 o These developments stand in sharp contrast to the U.S., whose current account and net foreign debt positions have both deteriorated.

74                                                THE ECONOMIC AND FISCAL UPDATE
--------------------------------------------------------------------------------

AFTER A VERY STRONG PERFORMANCE IN 2002, EMPLOYMENT GROWTH IN CANADA SLOWED THIS YEAR AS SHOCKS HIT THE ECONOMY


        [BAR GRAPH SHOWING EMPLOYMENT AS THOUSANDS OF JOBS CREATED SINCE
                DECEMBER 2001 FOR EACH MONTH TO SEPTEMBER 2003]


        [BAR GRAPH SHOWING EMPLOYMENT AS A PERCENT CHANGE SINCE DECEMBER 2001 FOR CANADA AND EACH OF BRITISH COLOMBIA, PRAIRIES, ONTARIO, QUEBEC
                             AND ATLANTIC REGIONS.]



 o In 2002 the Canadian economy created 560,200 jobs. This strong labour market performance was an important contributor to domestic demand.

 o However, the Canadian labour market has not been immune to recent shocks to the Canadian economy. As a result, job gains have been uneven so far in 2003. A total of 98,200 new jobs have been created since the beginning of the year.

 o Slower job creation, combined with participation rates that have remained at record high levels, has caused the unemployment rate to rise to 8 per cent in recent months.

 o Although less robust than in 2002, the Canadian labour market continues to show strength relative to the U.S. labour market. In contrast with Canada's job gains, the U.S. economy has lost 336,000 jobs since the beginning of this year.

CANADA'S RECENT ECONOMIC DEVELOPMENTS AND OUTLOOK                             75
--------------------------------------------------------------------------------

EMPLOYMENT GAINS HAVE BEEN REFLECTED IN THE CONTINUED GROWTH OF REAL DISPOSABLE INCOME OF CANADIANS



        [LINE GRAPH SHOWING REAL PERSONAL DISPOSABLE INCOME PER CAPITA
                           FOR THE PERIOD 1990-2002]





 o Since 1996 real personal disposable income per capita has increased 13 per cent.

 o This progress has continued since the beginning of 2001 despite a U.S. recession and subsequent uneven recovery, and shocks to the Canadian economy. The positive performance of recent years in the midst of global economic uncertainty reflects the resilience of the Canadian economy.

76                                                THE ECONOMIC AND FISCAL UPDATE
--------------------------------------------------------------------------------

IN SPITE OF A RECENT SERIES OF SHOCKS, CONSUMER CONFIDENCE REMAINS HISTORICALLY HIGH


       [LINE GRAPH SHOWING CONSUMER CONFIDENCE  FOR THE PERIOD 1990-2003]



 Note: Data are quarterly until September 2002, monthly afterwards.
Source: Conference Board of Canada.



 o Strong economic and policy fundamentals and low interest rates, which have helped to keep employment levels high and incomes rising, contributed to keeping consumer confidence relatively steady despite recent shocks to the Canadian economy.

 o Consumer confidence in Canada, although lower than its very robust values in the summer of 2002, remains high by historical standards. This should help to underpin the expected strengthening in economic activity in the remainder of this year and into next year.

CANADA'S RECENT ECONOMIC DEVELOPMENTS AND OUTLOOK                             77
--------------------------------------------------------------------------------

CORPORATE PROFITS ALSO REMAIN AT A HISTORICALLY HIGH LEVEL, BODING WELL FOR INVESTMENT



        [LINE GRAPH SHOWING CORPORATE PROFITS AS A PERCENT OF GDP
                         FOR THE PERIOD 1990Q2-2002Q2]



 [LINE GRAPH SHOWING CONFERENCE BOARD OF CANADA'S INDEX OF BUSINESS CONFIDENCE
                         FOR THE PERIOD 1990Q2-2002Q2]




 o Despite a slight decline in the second quarter of 2003, corporate profit levels remain quite healthy in Canada. Combined with economic recoveries in both Canada and the U.S., the current level of corporate profits bodes well for future investment growth in Canada.

 o Reflecting this, the Conference Board of Canada's Index of Business Confidence rebounded strongly in the third quarter of 2003, with a large increase in the proportion of firms expecting economic conditions to improve in the next six months.

 o The latest survey by the Canadian Federation of Independent Business also found that confidence among its members has recovered most of the ground lost earlier this year in the wake of the multiple shocks that hit the Canadian economy. Furthermore, the survey indicated that its members were more positive than a few months ago about what they expected over the next 12 months.

78                                                THE ECONOMIC AND FISCAL UPDATE
--------------------------------------------------------------------------------

LOW BORROWING COSTS SHOULD CONTINUE TO SUPPORT ECONOMIC ACTIVITY IN CANADA



ONE-YEAR MORTGAGE RATE AND PRIME BUSINESS RATE

SAVINGS ON INTEREST PAYMENTS SINCE JANUARY 2001 ON A ONE-YEAR $100,000 MORTGAGE AND A $250,000 BUSINESS LOAN


                                                One-year                   Prime
                                           mortgage rate           business rate
                                           -------------           -------------
Rate--January 2001                                  7.70                    7.50
Rate--October 22, 2003                              4.55                    4.50

CHANGE IN RATE                                     -3.15                   -3.00

Monthly payment--January 2001                    $744.16               $1,562.50
Monthly payment--October 22, 2003                $556.26                 $937.50
Change in monthly payment                       -$187.90                -$625.00

CHANGE IN ANNUAL PAYMENT                      -$2,254.80              -$7,500.00



 o Interest rates remain near historically low levels, providing strong support for household spending and business investment.

 o The one-year mortgage rate and prime business rate are currently 4.55 per cent and 4.50 per cent. These rates are 315 basis points and 300 basis points lower than their levels at the beginning of 2001.

 o Households now save about $2,250 per year on a new or renegotiated one-year mortgage of $100,000 relative to what they would have paid at the beginning of 2001.

 o For their part, businesses now save $7,500 per year on a $250,000 business loan relative to what they would have paid at the beginning of 2001.

CANADA'S RECENT ECONOMIC DEVELOPMENTS AND OUTLOOK                             79
--------------------------------------------------------------------------------


FORECASTERS EXPECT ECONOMIC GROWTH IN CANADA TO STRENGTHEN THROUGH THE LATTER PART OF THIS YEAR AND INTO 2004


    [BAR GRAPH SHOWING CANADIAN REAL GDP GROWTH--PRIVATE SECTOR FORECASTERS
           (QUARTERLY) AS A PERCENTAGE FOR THE PERIOD 2003Q1-2004Q4]


Sources: Statistics Canada; Department of Finance survey of private sector forecasters, September 2003.





 o The Department of Finance recently conducted its regular survey of 20 Canadian private sector economists, which is the basis for the five-year status quo fiscal projections provided in Annex 3.

 o Taking into account the impacts of the stronger Canadian dollar, SARS, BSE, the blackout and forest fires, private sector economists expect modest GDP growth this year. They expect growth of 2 per cent in the third quarter and about 31/2 per cent in the fourth quarter of this year.

 o For 2004 the private sector forecasters expect quarterly growth of slightly above 3 percent. The private sector economists noted that their forecast pace and pattern of growth in 2004 could be impacted by adjustments resulting from the rapid appreciation of the dollar.

 o The rebound in growth is supported by continued strong U.S. growth, recent interest rate reductions by the Bank of Canada and a return to more normal levels of output as the negative impacts of recent shocks unwind.

80                                                THE ECONOMIC AND FISCAL UPDATE
--------------------------------------------------------------------------------

REFLECTING RECENT SHOCKS TO THE ECONOMY, GROWTH IN CANADA THIS YEAR AND NEXT IS EXPECTED TO BE WEAKER THAN PROJECTED IN THE 2003 BUDGET


    [BAR GRAPH SHOWING CANADIAN REAL GDP GROWTH--PRIVATE SECTOR FORECASTERS
                    AS A PERCENTAGE FOR THE PERIOD 2002-2004]



1 Source: December 2002 and September 2003 Department of Finance surveys of private sector forecasters.



      [BAR GRAPH SHOWING G-7 REAL GDP GROWTH--INTERNATIONAL MONETARY FUND
                   AS A PERCENTAGE FOR THE PERIOD 2002-2004]


1 Source: IMF, World Economic Outlook, September 2003.



 o On an average annual basis, private sector economists expect real GDP growth of 1.9 per cent this year, down sharply from the 3.2-per-cent growth they forecast at the time of the 2003 budget. For 2004 they forecast 3-per-cent growth, again down from the 3.5 per cent forecast in the 2003 budget. With real GDP levels lower this year and beyond, this will have ongoing negative impacts on government revenues.

 o Canada ranked first in real GDP growth among Group of Seven (G-7) countries in 2002, and the IMF expects Canada to rank third in 2003 and second to the U.S. in 2004 The IMF expects Canadian growth to be lower than in the U.S. in part because of the rapid appreciation of the Canadian dollar and the smaller degree of excess capacity in Canada than in the United States.

CANADA'S RECENT ECONOMIC DEVELOPMENTS AND OUTLOOK                             81
--------------------------------------------------------------------------------

 o Compared to the February 2003 budget, private sector forecasters expect higher GDP inflation in 2003, at 3.3 per cent. However, GDP inflation is projected to slow to below 2 per cent in 2004.

 o Reflecting the slower forecast real GDP growth in 2003, private sector forecasters expect short- and long-term interest rates to be lower in both 2003 and 2004 than anticipated at the time of the February 2003 budget.

 o The Canadian outlook has several risks. Principal among these is uncertainty about the outlook for growth in the U.S. and the extent of the adjustment from the appreciation of the Canadian dollar. Private sector economists view the risks to the U.S. outlook as balanced, meaning that growth in the U.S. could be higher or lower with similar probabilities. However, they believe that the extent and the speed of the appreciation of the Canadian dollar, as well as the uncertainty about future levels of the dollar, represent downside risks to their short-term Canadian outlook for growth.

82                                                THE ECONOMIC AND FISCAL UPDATE
--------------------------------------------------------------------------------


EVOLUTION OF THE AVERAGE PRIVATE SECTOR FORECAST FOR CANADA


                                            2003                          2004
                                           -----                         -----
                                          (per cent, unless otherwise indicated)
REAL GDP GROWTH
February 2003 budget                         3.2                           3.5
November 2003 update                         1.9                           3.0
Difference (percentage points)              -1.3                          -0.5

GDP INFLATION
February 2003 budget                         2.2                           1.9
November 2003 update                         3.3                           1.4
Difference (percentage points)               1.1                          -0.5

NOMINAL GDP GROWTH
February 2003 budget                         5.4                           5.4
November 2003 update                         5.3                           4.4
Difference (percentage points)              -0.1                          -1.0

EMPLOYMENT GROWTH
February 2003 budget                         2.1                           1.8
November 2003 update                         1.9                           1.3
Difference (percentage points)              -0.2                          -0.5

UNEMPLOYMENT RATE
February 2003 budget                         7.3                           7.0
November 2003 update                         7.7                           7.7
Difference (percentage points)               0.4                           0.7

3-MONTH TREASURY BILL RATE
February 2003 budget                         3.3                           4.5
November 2003 update                         2.9                           2.9
Difference (percentage points)              -0.4                          -1.6

10-YEAR GOVERNMENT BOND RATE
February 2003 budget                         5.4                           5.9
November 2003 update                         4.8                           5.0
Difference (percentage points)              -0.6                          -0.9


Sources: December 2002 and September 2003 Department of Finance surveys of private sector forecasters.

ANNEX 3

PRIVATE SECTOR FIVE-YEAR ECONOMIC AND FISCAL PROJECTIONS

PRIVATE SECTOR FIVE-YEAR ECONOMIC AND FISCAL PROJECTIONS                      85
--------------------------------------------------------------------------------
HIGHLIGHTS

                o The Department of Finance meets each fall with the chief economists of the major chartered banks and four private sector economic forecasting firms. The objective of this exercise, which was initiated in 1999, is to agree on a set of economic assumptions for planning purposes, which the four forecasting firms then use to develop status quo fiscal projections of the budgetary balance for each of the next five years.

                o However, because of the greater degree of uncertainty
                  associated with longer-term projections, budget decisions are made on a rolling two-year horizon.

                o In order to arrive at an estimate of the fiscal surplus for planning purposes, the average fiscal surplus projections are typically adjusted to include prudence:

                  - an annual Contingency Reserve to guard against unforeseen developments. If it is not needed, this reserve goes to pay down the debt; and

                  - economic prudence to provide further assurance against
                    going back into deficit.

                o Prudence is an essential element of budget planning. The purpose of prudence is to protect the annual balanced budget target against economic shocks and other unexpected developments. For example, in 2001 the unforeseen circumstances of both the global economic slowdown and the terrorist attacks of September 11th created exceptional fiscal pressures. As a result, the prudence absorbed the adverse fiscal impact of these developments and allowed the Government to meet its fiscal targets.

86                                                THE ECONOMIC AND FISCAL UPDATE
--------------------------------------------------------------------------------

                o In this update, the downward revisions to economic growth, and the resulting impact on budgetary revenues, will again require that some of the prudence established in the February 2003 budget be used to protect the balanced budget target.

                o Based on the fiscal results for the first five months of
                  2003-04, and after accounting for the fiscal impact of the policy initiatives announced since the February 2003 budget, the surplus for 2003-04 is estimated at $2.3 billion. This amount has been allocated to the Contingency Reserve.

                o Based on the average of the four private sector economic forecasting firms and including the fiscal impact of the policy measures announced since the February 2003 budget, but before any allocation for prudence, the surplus is forecast at $3.0 billion in both 2004-05 and 2005-06, $4.0 billion in 2006-07, $6.0 billion in 2007-08 and $9.5 billion in 2008-09.
                  For the period to 2008-09 these surpluses are allocated to the $3 billion Contingency Reserve and an element of economic prudence.

PRIVATE SECTOR FIVE-YEAR ECONOMIC AND FISCAL PROJECTIONS                      87
--------------------------------------------------------------------------------

APPROACH TO BUDGET PLANNING

 o The Government's approach to budget planning involves a number of important steps. The first step involves using private sector economic forecasts for budget-planning purposes.

    - The Department of Finance conducts surveys of private sector economic forecasters. In total, about 20 forecasters are surveyed on a regular basis.

    - Each fall the Department of Finance conducts extensive consultations with an economic advisory group, which includes the chief economists of Canada's major chartered banks and leading economic forecasting firms.

 o The second step involves using these economic assumptions to develop status quo fiscal projections for the regular fall Economic and Fiscal Update.

    - Since 1999, for the fall update, major private sector economic forecasting firms develop detailed fiscal projections, on a National Accounts basis, based on tax and spending policies in place at that time, using the average of the private sector economic forecasts.

    - These forecasts are then translated into Public Accounts projections, in consultation with the private sector economic forecasting firms, and presented in the fall Economic and Fiscal Update for budget-planning purposes. For the current fiscal year, year-to-date fiscal results are used to estimate the potential outcome, while forecasts for the next five years are based on the average of the fiscal projections provided by the four economic forecasting firms.

    - The impact of policy decisions since the last budget is then subtracted from these fiscal projections.

 o The third step adjusts the resulting fiscal projections for prudence to derive the fiscal surpluses for budget-planning purposes.

    - An annual Contingency Reserve is set aside to guard against unforeseen circumstances. If not needed, it reduces the federal debt (accumulated deficit).

    - An extra degree of economic prudence may be built in to provide further assurance against falling back into deficit.

 o The Contingency Reserve is normally set at $3 billion annually, while the economic prudence is set at $1 billion in the first year of the five-year planning horizon, rising to $4.0 billion by year five.

88                                                THE ECONOMIC AND FISCAL UPDATE
--------------------------------------------------------------------------------

 o The Contingency Reserve and economic prudence are used to absorb the fiscal impact of short- and longer-term economic and other shocks. They provide a buffer to protect the annual balanced budget target, to avoid having to undo previous budget initiatives, and to avoid going back into deficit.

 o It is the view of the private sector economic advisory group that for the purposes of public debate on policy options, a five-year time horizon is appropriate.

 o However, it is also the view of the private sector economic advisory group that great caution is warranted in the use of long-term projections as a basis for budget decisions. Therefore, budget decisions continue to be made on a rolling two-year horizon.

 o This prudent approach to budget planning has allowed the federal government to record six consecutive fiscal surpluses. In 2002 Canada was the only country among the Group of Seven (G-7) countries to record a budgetary surplus.

PRIVATE SECTOR FIVE-YEAR ECONOMIC AND FISCAL PROJECTIONS                      89
--------------------------------------------------------------------------------

ASSUMPTIONS UNDERLYING AVERAGE PRIVATE SECTOR FISCAL PROJECTIONS

Table 3.1
AVERAGE OF PRIVATE SECTOR ECONOMIC FORECASTS: SEPTEMBER 2003 SURVEY

                                                                       2003               2004        2005              2006-2008
                                                                       ----               ----        ----              ---------
                                                                                                (per cent)

Real GDP growth                                                         1.9                3.0         3.2                    3.0
GDP inflation                                                           3.3                1.4         1.9                    1.8
Nominal GDP growth                                                      5.3                4.4         5.3                    4.9
3-month Treasury bill rate                                              2.9                2.9         4.1                    4.6
10-year Government of Canada bond rate                                  4.8                5.0         5.4                    5.7
                                                                       ----               ----        ----              ---------
                                                                                       (percentage points)
Change from the February 2003 budget

Real GDP growth                                                        -1.3               -0.5         0.2                    0.1(1)
                                                                       ----               ----        ----              ---------

Note: Based on a survey conducted by the Department of Finance in mid-September.
      The number of respondents declines from 18 in 2003 to 6 in 2008.
1 Annual average.


 o The average private sector forecast of real gross domestic product (GDP) growth is 1.9 per cent in 2003, 3.0 per cent in 2004 and 3.2 per cent in 2005. The average growth forecast over the 2006 to 2008 period is 3.0 per cent.

    - GDP inflation is expected to be 3.3 per cent in 2003, but then decline significantly to 1.4 per cent in 2004 and average around 1.8 per cent to 2008.

    - As a result, nominal GDP growth is estimated at 5.3 per cent in 2003. However, it is forecast to slow to 4.4 per cent in 2004 before rebounding to 5.3 per cent in 2005. Over the 2006 to 2008 period nominal GDP growth is forecast to average 4.9 per cent.

 o Short-term interest rates are expected to average 2.9 per cent in both 2003 and 2004, before rising to 4.1 per cent in 2005 and averaging 4.6 per cent over the medium term. Private sector forecasters project a gradual rise in longer-term interest rates between 2003 and 2008.

 o Compared to the February 2003 budget, the real GDP growth forecasts have been lowered by 1.3 percentage points in 2003 and by 0.5 percentage points in 2004. However, the private sector economists do not expect that the Canadian economy will grow significantly above its potential growth rate over the medium term. As a result, the lower growth in 2003 and 2004 is not recovered in future years, and nominal income--the broadest measure of the Government's tax base--is forecast to be lower throughout the five-year projection period.

90                                                THE ECONOMIC AND FISCAL UPDATE
--------------------------------------------------------------------------------

PLANNING ASSUMPTIONS USED TO DEVELOP FIVE-YEAR FISCAL PROJECTIONS

 o Based on these economic forecasts, four private sector forecasting firms derived projections of the major components of the federal budgetary balance on a National Accounts basis. These projections were then converted to a Public Accounts basis, on a full accrual basis of accounting, by the Department of Finance. The projections are based on the following assumptions.

    - The projections include the impact of the policy initiatives announced in previous budgets. More specifically, they include the impact of the $100-billion Five-Year Tax Reduction Plan as set out in the October 2000 Economic Statement and Budget Update, as well as the further tax relief measures provided in the 2003 budget. They include the impact of the health care agreements reached by first ministers in 2000 and 2003, which will increase cash transfers to the provinces and territories by 7.3 per cent annually on average over the 2000-01 to 2010-11 period. As agreed under the 2003 First Ministers' Accord on Health Care Renewal, the federal government is prepared to put up to an additional $2 billion into health for the provinces at the end of the fiscal year if the Minister of Finance determines during the month of January that there will be a sufficient surplus above the normal Contingency Reserve to permit such an investment. These projections do not include a provision for this investment.

    - In the 2003 budget the Government set the employment insurance (EI) premium rate for 2004 at $1.98 (employee rate per $100 of insurable earnings), down from $2.10 for 2003. Based on the private sector economic forecasts used in the 2003 budget, it was estimated that the rate of $1.98 would generate premium revenues sufficient to cover projected program costs. The four forecasting firms were asked to set forecast premiums equal to their projected program costs on an annual basis for 2005 to 2008.

    - In the February 2003 budget the Government indicated that it would make reallocation from lower to higher priorities an integral part of the way it manages and that the Treasury Board would lead a systematic and ongoing examination of non-statutory government spending. These savings would be ongoing. As part of this commitment, the Government announced that it would reallocate a permanent $1 billion from existing spending beginning in 2003-04. The President of the Treasury Board announced in early October that the savings for 2003-04 have been secured. These projections assume that savings of $1 billion per year will be secured over the period 2004-05 to 2008-09 as well.

    - The projections of public debt charges assume that the Contingency Reserve is not required and is applied each year to reducing the federal debt.

PRIVATE SECTOR FIVE-YEAR ECONOMIC AND FISCAL PROJECTIONS                      91
--------------------------------------------------------------------------------

2002-03 FISCAL OUTCOME

  [BAR/LINE GRAPH SHOWING BUDGETARY BALANCE IN DOLLARS AND AS A PERCENT OF GDP
                           FOR THE PERIOD 1984-2003]

Sources: Public Accounts of Canada and Statistics Canada.

















 o On a full accrual basis of accounting, there was a budgetary surplus of $7.0 billion in 2002-03. This marks the sixth consecutive year the federal budget has been in surplus. Taken together, federal debt has been reduced by $52.3 billion over the last six years.

 o The federal debt-to-GDP ratio is now 44.2 per cent, down sharply from its peak of 68.4 per cent in 1995-96. Market debt--the debt issued on credit markets--as a percentage of GDP has declined to 38.1 per cent from the peak of 57.0 per cent in 1996-97.

 o Budgetary revenues increased only 3.4 per cent in 2002-03. As a result, the revenue-to-GDP ratio declined to 15.4 per cent. This reflects both the impact of the Five-Year Tax Reduction Plan and the weaker economy.

 o Program expenses increased by 6.6 per cent in 2002-03. As a percentage of GDP, they were 11.5 per cent, up from 11.3 per cent in 2001-02 but well below the level of 15.7 per cent in 1993-94.

 o Public debt charges declined by $2.4 billion to $37.3 billion in 2002-03. As a percentage of revenues, they were 21 per cent in 2002-03. In contrast, in 1997-98, the first year the federal budget was balanced and the Government began repaying debt, public debt charges were $43.1 billion and over 28 per cent of revenues.

92                                                THE ECONOMIC AND FISCAL UPDATE
--------------------------------------------------------------------------------

FISCAL OUTCOME FOR 2002-03 REFLECTS WEAKENING ECONOMY AND ONE-TIME FACTORS AFFECTING PROGRAM EXPENSES






Table 3.2
FINANCIAL HIGHLIGHTS FOR 2002-03: COMPARISON TO FEBRUARY 2003 BUDGET
                                                           (billions of dollars)

February 2003 budget projected surplus                                       3.0

Changes1

  Budgetary revenues                                                        -1.2
  Program expenses                                                           5.2
  Public debt charges                                                       -0.1
                                                                            ----
  Net change                                                                 4.0
Outcome for 2002-03                                                          7.0
                                                                            ----


Note: Numbers may not add due to rounding.

1 A positive number implies an improvement in the budgetary balance. A negative number implies a deterioration in the budgetary balance.

 o The budgetary surplus for 2002-03 of $7.0 billion reflected lower-than-expected budgetary revenues due to weaker economic growth, but this was more than offset by lower-than-expected program expenses.

 o Budgetary revenues were $1.2 billion lower than estimated in the February 2003 budget. The lower revenues in 2002-03 were attributable to much weaker-than-expected personal income tax revenues. Personal income tax revenues were $2.5 billion lower than expected, reflecting weaker-than-expected economic growth at the beginning of 2003. This lower-than-expected outcome for personal income tax revenues has carried forward into 2003-04, as witnessed by the fiscal results for the first five months of 2003-04.

 o Program expenses were $5.2 billion lower due in large part to one-time factors, including adjustments to allowances for loans, revisions to accrual adjustments and data revisions which affected prior-year estimates of entitlements under the equalization program.

PRIVATE SECTOR FIVE-YEAR ECONOMIC AND FISCAL PROJECTIONS                      93
--------------------------------------------------------------------------------

STATUS QUO FISCAL PROJECTIONS
OUTLOOK FOR 2003-04 TO 2008-09

Table 3.3
SURPLUSES FOR PURPOSES OF FISCAL PLANNING


                                Actual          Estimate
                               -------          --------

                               2002-03           2003-04         2004-05        2005-06        2006-07        2007-08        2008-09
                               -------           -------         -------        -------        -------        -------        -------
                                                                       (billions of dollars)


Average of private sector
fiscal projections                 7.0               3.5             3.2            3.2            4.3            6.4            9.7
                               -------           -------         -------        -------        -------        -------        -------



 o The weakness in economic growth in 2003 is reflected in the fiscal results for the first five months of 2003-04. The surplus for the April to August 2003 period was $1.3 billion, down $1.5 billion from the same period in 2002.

    - The lower surplus to date primarily reflects the impact on revenues of the weakness in economic activity in 2003, largely due to a number of domestic shocks.

    - Based on the above, the potential surplus for 2003-04 on a status quo basis is estimated at $3.5 billion.

 o The fiscal surplus for the next five years is derived from the average of the private sector fiscal projections.

 o The average of the four forecasting firms' fiscal projections, converted to a Public Accounts basis but prior to adjusting for the new policy initiatives, or any allocation for the Contingency Reserve and economic prudence, results in a fiscal surplus of $3.2 billion in both 2004-05 and 2005-06, $4.3 billion in 2006-07, $6.4 billion in 2007-08 and $9.7 billion in 2008-09.

 o The relatively small surpluses are attributable to the slower-than-expected economic growth for 2003 and 2004, which have negatively affected federal revenues. Moreover, as the private sector economists do not expect that the Canadian economy will grow significantly above its potential growth rate over the medium term, this means that the weaker growth in the short term is not expected to be made up by stronger growth in the future. As a result, nominal income--the broadest measure of the Government's tax base--is expected to be lower throughout the entire five-year projection period.

94                                                THE ECONOMIC AND FISCAL UPDATE
--------------------------------------------------------------------------------

FISCAL IMPACT OF POLICY INITIATIVES SINCE THE 2003 BUDGET

Table 3.4
INITIATIVES ANNOUNCED SINCE THE FEBRUARY 2003 BUDGET

                                                 2003-04        2004-05         2005-06        2006-07        2007-08        2008-09
                                                 -------        -------         -------        -------        -------        -------
                                                                                    (millions of dollars)


National Defence mission costs                     193.0           15.0
Other international initiatives                     27.3           12.6             3.7            3.7            3.7            3.7
Severe acute respiratory
  syndrome (SARS)
    Offer to Ontario                               150.0
    SARS challenges                                100.0
    Other                                          110.0
Bovine spongiform encephalopathy
  (mad cow disease)                                440.0
Cod assistance package                              49.8           15.8
Airline industry                                    15.0
Employment insurance changes                        17.0           29.2            18.8           18.8           18.8           18.8
Hamilton Commonwealth Games                          3.7           15.0            21.0           40.0           47.0           28.0
Canadian Television Fund                            12.5          -12.5
World aquatics sports event                                         4.0             8.5
Whitehorse Canada Games                              1.5            5.2             5.2            1.1
Drug strategy                                       20.0           41.3            59.0           59.8           59.9           59.9
Political financing                                 10.1           35.3            18.1           18.1           18.1           35.3
Aboriginal self-government                                                         13.9           23.7           58.6           58.6
VIA Rail                                                           45.0            56.0          190.0          206.0
Other                                               11.4            4.0             3.4            3.4            3.4            3.4
                                                 -------        -------         -------        -------        -------        -------
Total                                            1,161.3          209.9           207.6          358.6          415.5          207.7
                                                 -------        -------         -------        -------        -------        -------



 o Since the February 2003 budget the Government has announced a number of initiatives, primarily to respond to unexpected developments during 2003. These include:

    - Incremental funding to National Defence to support Canada's international commitments.

    - Funding in the fight against severe acute respiratory syndrome, including $250 million to help the province of Ontario in recognition of its extraordinary effort to protect public health.

    - Assistance to help the Canadian cattle and beef industry to offset the impact of border closures following the discovery of a single cow with bovine spongiform encephalopathy (mad cow disease).

    - Assistance to help fishers and fish plant workers affected by the closure of the cod fisheries.

    - Incremental funding for sports and cultural initiatives, the drug strategy, Aboriginal self-government, VIA Rail and political financing.

 o The fiscal cost of these initiatives amount to $1.2 billion in 2003-04, $0.2 billion in 2004-05, rising to $0.4 billion in 2006-07.

PRIVATE SECTOR FIVE-YEAR ECONOMIC AND FISCAL PROJECTIONS                      95
--------------------------------------------------------------------------------

AVERAGE OF PRIVATE SECTOR PROJECTIONS OF THE FISCAL SURPLUS

Table 3.5
SURPLUSES FOR PURPOSES OF FISCAL PLANNING


                                              Estimate
                                              --------
                                               2003-04          2004-05         2005-06        2006-07        2007-08        2008-09
                                               -------          -------         -------        -------        -------        -------
                                                                                (billions of dollars)

Average of private sector
  fiscal projections                               3.5              3.2             3.2            4.3            6.4            9.7

Initiatives announced since
  the February 2003 budget                         1.2              0.2             0.2            0.4            0.4            0.2

Average of private sector
  projections adjusted
  for policy initiatives                           2.3              3.0             3.0            4.0            6.0            9.5

Allocation for prudence
  Contingency Reserve                              2.3              3.0             3.0            3.0            3.0            3.0
  Economic prudence                                                                                1.0            3.0            4.0
                                               -------          -------         -------        -------        -------        -------
Surplus for planning purposes                      0.0              0.0             0.0            0.0            0.0            2.5
                                               -------          -------         -------        -------        -------        -------


Note: Numbers may not add due to rounding.



 o Table 3.5 first adjusts the projections of the fiscal surplus to include the impact of policy decisions since the February 2003 budget.

    - As a result, the surplus is reduced to $2.3 billion in 2003-04, $3.0 billion in both 2004-05 and 2005-06, $4.0 billion in 2006-07, $6.0 billion in 2007-08 and $9.5 billion in 2008-09.

 o Second, the projections are adjusted to take into account the Contingency Reserve and some allocation for economic prudence.

    - For 2003-04 the Contingency Reserve is $2.3 billion, equal to the average private sector surplus, adjusted for initiatives since the February 2003 budget.

    - For 2004-05 and beyond, the Contingency Reserve is set at its normal level of $3 billion per year.

    - The economic prudence is $1.0 billion in 2006-07, $3.0 billion in 2007-08 and $4.0 billion in 2008-09.

96                                                THE ECONOMIC AND FISCAL UPDATE
--------------------------------------------------------------------------------

AVERAGE OF PRIVATE SECTOR FISCAL PROJECTIONS

Table 3.6
SUMMARY STATEMENT OF TRANSACTIONS

                                   Actual       Estimate
                                  -------       --------
                                  2002-03        2003-04        2004-05        2005-06         2006-07        2007-08        2008-09
                                  -------        -------        -------        -------         -------        -------        -------
                                                                               (billions of dollars)


Budgetary transactions
  Budgetary revenues                177.6          180.5          186.3          195.5           204.4          213.9          224.6
  Total expenses
    Program expenses               -133.3         -142.1         -147.1         -155.3          -162.6         -170.4         -177.9
    Public debt charges             -37.3          -36.2          -36.2          -37.2           -37.8          -37.6          -37.2
                                  -------        -------        -------        -------         -------        -------        -------

    Total expenses                 -170.6         -178.2         -183.3         -192.5          -200.3         -207.9         -215.1

  Budgetary surplus                   7.0            2.3            3.0            3.0             4.0            6.0            9.5

  Prudence

    Contingency Reserve                              2.3            3.0            3.0             3.0            3.0            3.0
    Economic prudence                                                                              1.0            3.0            4.0
                                  -------        -------        -------        -------         -------        -------        -------
    Total                             2.3            3.0            3.0            4.0             6.0            7.0

  Planning surplus                    7.0            0.0            0.0            0.0             0.0            0.0            2.5

Non-budgetary transactions
  Pension and other
    accounts                          0.4           -0.6           -1.4            2.6             2.5            2.2            2.0
  Capital investing activities       -4.8           -4.8           -4.9           -5.1            -5.4           -5.7           -6.0
  Other investing activities          0.8           -1.4           -1.5           -1.3            -1.2           -1.2           -1.2
  Other activities                    4.2            1.0            5.7            5.9             6.0            6.2            6.2
                                  -------        -------        -------        -------         -------        -------        -------
  Total                               0.6           -5.8           -2.1            2.0             1.9            1.6            1.0

Financial source/requirement          7.6           -5.8           -2.1            2.0             1.9            1.6            3.5

Per cent of GDP
  Budgetary revenues                 15.4           14.8           14.7           14.6            14.6           14.5           14.6
  Program expenses                   11.5           11.7           11.6           11.6            11.6           11.6           11.5
  Public debt charges                 3.2            3.0            2.9            2.8             2.7            2.6            2.4
  Total expenses                     14.8           14.7           14.4           14.4            14.3           14.1           13.9
  Planning surplus                    0.6            0.0            0.0            0.0             0.0            0.0            0.2
  Federal debt
    Assuming balanced
      budget                         44.2           42.0           40.2           38.2            36.4           34.7           33.1
    Assuming Contingency
      Reserve applied to
      debt reduction                 44.2           41.8           39.8           37.6            35.5           33.5           31.5
                                  -------        -------        -------        -------         -------        -------        -------


Note: Numbers may not add due to rounding.

PRIVATE SECTOR FIVE-YEAR ECONOMIC AND FISCAL PROJECTIONS                      97
--------------------------------------------------------------------------------

 o Table 3.6 sets out the details of the fiscal projections to 2008-09 based on the September 2003 survey of private sector economic projections.

 o The budgetary balance is presented on a full accrual basis of accounting, recording government liabilities and assets when they are incurred or acquired, regardless of when the cash payment or receipt is made. In contrast, the financial source/requirement measures the difference between cash coming in to the Government and cash going out. It differs from the budgetary balance as it includes the cash source/requirement resulting from the Government's investing activities through its acquisition of capital assets and loans, investments and advances, as well as from operating transactions, primarily through the federal employees' pension accounts and foreign exchange accounts. These transactions are recorded as non-budgetary transactions.

    - There was a financial source of $7.6 billion in 2002-03, primarily attributable to the budgetary surplus of $7.0 billion.

    - With projected budgetary balances, there is a projected financial requirement of $5.8 billion in 2003-04 and $2.1 billion in 2004-05, unchanged from the estimates at the time of the February 2003 budget. The requirement in 2003-04 reflects the cash transfers to the trust funds established in the February 2003 budget for the Canada Health and Social Transfer supplement of $2.5 billion and the Diagnostic/Medical Equipment Fund of $1.5 billion. The liabilities for these trust transfers were established in 2002-03 and affected the budgetary balance in that year. The proposed transfer of the Government's holdings in the Canada Pension Plan to the Canada Pension Plan Investment Board also impacts the financial requirements for 2003-04 and 2004-05. The Government will fund these cash requirements without raising new debt.

    - In the absence of the special factors noted above, financial sources are projected for 2005-06 and beyond.

 o The revenue-to-GDP ratio was 15.4 per cent in 2002-03, down significantly from 17.0 per cent in 2000-01, primarily reflecting the impact of tax reduction measures. It is expected to decline to 14.8 per cent in 2003-04 and to 14.7 per cent in 2004-05, reflecting weaker economic growth and the impact of the Five-Year Tax Reduction Plan. The revenue ratio drops to 14.6 per cent in 2005-06, reflecting the tax reductions announced in the February 2003 budget, and remains relatively stable there after.

 o The program expenses-to-GDP ratio was 11.5 per cent in 2002-03, well below the level of 15.7 per cent in 1993-94. It is projected to increase slightly in 2003-04, as some of the factors that reduced expenses in 2002-03 do not carry forward into 2003-04. It is projected to remain relatively stable thereafter.

 o The federal debt-to-GDP ratio (accumulated deficit) stood at 44.2 per cent in 2002-03, down from its peak of 68.4 per cent in 1995-96. Assuming no incremental debt reduction, it would fall to about 33 per cent by 2008-09. If the Contingency Reserve is not needed and is used to reduce federal debt, the federal debt-to-GDP ratio would decline to 31.5 per cent in 2008-09.

98                                                THE ECONOMIC AND FISCAL UPDATE
--------------------------------------------------------------------------------

AVERAGE PRIVATE SECTOR PROJECTIONS OF BUDGETARY REVENUES

Table 3.7
AVERAGE PRIVATE SECTOR PROJECTIONS OF BUDGETARY REVENUES


                                 Actual  Estimate
                                -------  --------
                                2002-03   2003-04   2004-05   2005-06   2006-07   2007-08   2008-09
                                -------   -------   -------   -------   -------   -------   -------
                                                       (millions of dollars)



Tax revenues
  Income tax
     Personal income tax         81,707    83,440    86,025    91,105    96,200   102,375   109,530
     Corporate income tax        22,222    23,450    24,755    26,095    26,855    26,990    26,860
     Other income tax             3,291     3,315     3,455     3,585     3,710     3,825     3,895
                                -------   -------   -------   -------   -------  --------   -------
     Total income tax           107,220   110,205   114,235   120,785   126,765   133,191   140,285

Excise taxes/duties
     Goods and services tax      28,248    29,260    31,170    32,865    34,585    36,425    38,475
     Customs import duties        3,221     3,130     3,440     3,915     4,225     4,445     4,710
     Energy taxes                 2,496     2,525     2,585     2,650     2,700     2,735     2,775
     Other excise
       taxes/duties               6,971     6,920     7,080     7,235     7,380     7,550     7,815
     Air Travellers Security
       Charge                       421       375       395       415       430       445       460
                                -------   -------   -------   -------   -------  --------   -------
     Total                       41,357    42,210    44,670    47,080    49,320    51,600    54,235
                                -------   -------   -------   -------   -------  --------   -------
     Total tax revenues         148,577   152,415   158,905   167,865   176,085   184,790   194,520

     Employment insurance
       premium revenues          17,870    17,500    17,135    16,965    17,420    18,035    18,730

     Other revenues              11,115    10,575    10,250    10,700    10,850    11,100    11,330

     Total budgetary revenues   177,562   180,490   186,290   195,530   204,355   213,925   224,580

     Per cent of GDP
       Personal income tax          7.1       6.9       6.8       6.8       6.9       7.0       7.1
       Corporate income tax         1.9       1.9       1.9       2.0       1.9       1.8       1.7
       Goods and services tax       2.4       2.4       2.5       2.5       2.5       2.5       2.5
       Other excise                 1.1       1.1       1.1       1.1       1.0       1.0       1.0
       Tax revenues                12.9      12.5      12.5      12.6      12.5      12.6      12.6

     Employment insurance
       premium revenues             1.5       1.4       1.3       1.3       1.2       1.2       1.2
     Non-tax revenues               1.0       0.9       0.8       0.8       0.8       0.8       0.7

     Total                         15.4      14.8      14.7      14.6      14.6      14.5      14.6
                                -------   -------   -------   -------   -------  --------   -------


Note: Numbers may not add due to rounding.

PRIVATE SECTOR FIVE-YEAR ECONOMIC AND FISCAL PROJECTIONS                      99
--------------------------------------------------------------------------------

 o Budgetary revenues are projected to increase by only 1.6 per cent in 2003-04, primarily reflecting the weakness in the economy in 2003. Beyond 2003-04, the average of the private sector forecasts for revenue growth is broadly in line with the growth in nominal GDP, with variations largely due to the impact of tax reductions announced as part of the $100-billion Five-Year Tax Reduction Plan and in the 2003 budget.

 o Personal income tax--the largest component of budgetary revenues--declines as a percentage of GDP to 2005-06, reflecting both the impact of the $100-billion Five-Year Tax Reduction Plan, which matures in 2004-05, and weakness in economic growth. Thereafter it increases slightly as a percentage of GDP, reflecting the progressivity of the income tax system.

 o Corporate income tax revenues grow broadly in line with the growth in the economy to 2005-06, despite reductions in the general rate to 21 per cent from 28 per cent in 2000. Beyond 2005-06 they grow somewhat slower than the growth in nominal GDP, in part reflecting the impact of the tax reductions implemented in the February 2003 budget.

 o Excise taxes and duties are expected to increase by only 2.1 per cent in 2003-04, following an increase of 11.4 per cent in 2002-03. The 2002-03 results were affected by the introduction of the Air Travellers Security Charge, tobacco tax increases and a strong increase in goods and services tax revenues. The slower pace expected for 2003-04 reflects the weakening in consumer demand. Thereafter they are expected to pick up somewhat and grow broadly in line with the growth in nominal GDP.

 o The annual decline in EI premium revenues to 2004-05 reflects the impact of lower EI premium rates. Under current legislation, rates decline from $2.20 in 2002 (employee rate per $100 of insurable earnings) to $1.98 in 2004. Over the period 2005-06 to 2008-09 EI premium revenues are assumed to match EI program costs.

 o Other revenues include revenues from enterprise Crown corporations, foreign exchange revenues, return on investments and sales of goods and services. These revenue sources are extremely volatile, determined in large part by changes in the value of the Canadian dollar and net gains/losses from enterprise Crown corporations. For planning purposes, they are assumed to grow slower than the grow thin the economy.

100                                               THE ECONOMIC AND FISCAL UPDATE
--------------------------------------------------------------------------------




             [LINE GRAPH SHOWING REVENUE RATIO AS A PERCENT OF GDP
                           FOR THE PERIOD 1983-2008]


Sources: Department of Finance and Statistics Canada.












 o A more revealing picture of movements in tax revenue can be obtained by examining the "revenue ratio"--total federal revenues in relation to the total income in the economy (or GDP).

 o This ratio primarily reflects the impact of policy decisions and economic developments. The ratio declines during economic downturns and tends to increase during recoveries, reflecting the progressive nature of the tax system and the cyclical nature of corporate profits.

 o The decrease in the ratio in 2001-02 was largely attributable to the implementation of the $100-billion Five-Year Tax Reduction Plan. Thereafter the decline in the ratio reflects both the incremental impact of the Tax Reduction Plan and the tax reductions announced in the February 2003 budget and weaker economic growth than expected at the time of the February 2003 budget.

 o  The revenue ratio is projected to decline from 17.0 per cent in 2000-01 to
    14.6 by 2008-09--a level not seen since the early 1960s.

PRIVATE SECTOR FIVE-YEAR ECONOMIC AND FISCAL PROJECTIONS                     101

AVERAGE PRIVATE SECTOR PROJECTIONS OF PROGRAM EXPENSES

Table 3.8
AVERAGE PRIVATE SECTOR PROJECTIONS OF PROGRAM EXPENSES


                                     Actual    Estimate
                                    -------    --------
                                    2002-03     2003-04     2004-05     2005-06     2006-07     2007-08     2008-09
                                    -------     -------     -------     -------     -------     -------     -------
                                                               (millions of dollars)


Major transfers to persons
     Elderly benefits                25,692      27,015      27,940      28,975      30,120      31,355      32,740
     Employment insurance
       benefits                      14,496      15,450      15,495      15,630      16,040      16,560      17,210
                                    -------     -------     -------     -------     -------     -------     -------
     Total                           40,188      42,465      43,434      44,605      46,160      47,916      49,950

     Major transfers to other
       levels of government
         Federal transfers in
           support of health
           and other programs        22,600      20,300      21,900      24,500      26,100      27,700      28,900
         Fiscal arrangements         10,366      11,025      12,130      12,740      13,335      13,950      14,590
         Alternative Payments
           for Standing Programs     -2,321      -2,440      -2,550      -2,685      -2,820      -2,955      -3,100
                                    -------     -------     -------     -------     -------     -------     -------
         Total                       30,645      28,885      31,480      34,555      36,615      38,695      40,390

     Other program expenses          62,490      70,700      72,150      76,150      79,800      83,750      87,550

     Total program expenses         133,323     142,050     147,064     155,310     162,575     170,361     177,890

     Per cent of GDP
     Major transfers to persons
       Elderly benefits                 2.2         2.2         2.2         2.2         2.1         2.1         2.1
       Employment insurance
         benefits                       1.3         1.3         1.2         1.2         1.1         1.1         1.1
                                    -------     -------     -------     -------     -------     -------     -------
       Total                            3.5         3.5         3.4         3.3         3.3         3.3         3.2

     Major transfers to other
       levels of government
         Federal transfers in
           support of health
           and other programs           2.0         1.7         1.7         1.8         1.9         1.9         1.9
         Fiscal arrangements            0.9         0.9         1.0         1.0         1.0         0.9         0.9
         Alternative Payments
           for Standing Programs       -0.2        -0.2        -0.2        -0.2        -0.2        -0.2        -0.2
                                    -------     -------     -------     -------     -------     -------     -------
         Total                          2.7         2.4         2.5         2.6         2.6         2.6         2.6

     Other program expenses             5.4         5.8         5.7         5.7         5.7         5.7         5.7

     Total program expenses            11.5        11.7        11.6        11.6        11.6        11.6        11.5



Note: Numbers may not add due to rounding.

102                                               THE ECONOMIC AND FISCAL UPDATE

AVERAGE PRIVATE SECTOR PROJECTIONS OF PROGRAM EXPENSES

 o The projections of program expenses in Table 3.8 include the impact of the health care agreements reached in September 2000 and February 2003, as well as initiatives announced in the February 2003 budget. They also include initiatives announced since the 2003 budget, which are shown in Table 3.4.

 o Program expenses are divided into three major components: major transfers to persons, major cash transfers to other levels of government and other program expenses--the latter include subsidies and other transfers, and expenses of Crown corporations, defence and all other departmental operating expenses.

 o Program expenses are expected to increase by 6.5 per cent, or $8.7 billion, in 2003-04, with most of the increase due to higher other program expenses, reflecting in part the impact of initiatives announced in the February 2003 budget, including incremental funding for National Defence, affordable housing, infrastructure, research and innovation, and climate change, as well as the initiatives announced since the 2003 budget. Thereafter, based on the average of the projections provided by the four forecasting firms, total program expenses are estimated to increase broadly in line with the increase in nominal GDP.

 o Major transfers to persons, consisting of elderly benefits and EI benefits, are expected to increase by $2.3 billion in 2003-04. The growth in elderly benefits is largely determined by the growth in the elderly population and average benefits, which are fully indexed to quarterly changes in consumer prices. The growth in EI benefits reflects the lagged impact of the economic slowdown and increases in average benefits.

 o Cash entitlements to other levels of government in 2002-03 include one-time funding totalling $4.0 billion, of which $2.5 billion was for the Canada Health and Social Transfer cash supplement and $1.5 billion for the Diagnostic/Medical Equipment Fund. The inclusion of these one-time transfers accounts for the drop in cash entitlements in 2003-04. Cash transfers in support of health and other social programs reflect the planned levels for total cash entitlements to 2008-09 as set out in the February 2003 budget. Fiscal arrangements include equalization entitlements, transfers to the territories, statutory subsidies and recoveries under the Youth Allowance Recovery Program. Renewal of the equalization program is currently under discussion with the provinces. Until a new five-year legislated program is enacted, it is assumed for planning purposes that equalization entitlements will grow in line with nominal GDP.

 o Other program expenses are projected to grow by 13 per cent in 2003-04. This increase is attributable to the impact of one-time adjustments, which lowered spending in this component in 2002-03, and the impact of the February 2003 budget initiatives, which came into effect in 2003-04. Thereafter this component is projected to grow inline with the growth in nominal GDP.

PRIVATE SECTOR FIVE-YEAR ECONOMIC AND FISCAL PROJECTIONS                     103

PROGRAM EXPENSES-TO-GDP RATIO CONTINUES TO DECLINE


         [LINE GRAPH SHOWING PROGRAM EXPENSES RATIO AS A PERCENT OF GDP
                           FOR THE PERIOD 1983-2008]


Source: Department of Finance.













 o Program expenses as a per cent of GDP, on a status quo basis, are expected to increase slightly, from 11.5 per cent in 2002-03 to 11.7 per cent in 2003-04.

 o The ratio has declined significantly from the levels of the 1980s and early 1990s. This is primarily attributable to the expenditure reduction measures implemented in the 1995 and 1996 budgets, which structurally lowered program expenses.

 o Since 1996-97 the ratio has been relatively stable and is expected to remain so over the outlook period.

104                                               THE ECONOMIC AND FISCAL UPDATE

SENSITIVITY OF THE FISCAL OUTLOOK TO ECONOMIC SHOCKS

Table 3.9
ESTIMATED CHANGE IN FISCAL POSITION


                                                Year 1          Year 2
                                                ------          ------
                                                 (billions of dollars)
1-per-cent decrease in real GDP growth
     Revenue impact                               -1.9            -1.9
     Expenses impact                               0.6             0.7
                                                ------          ------
     Deterioration in fiscal balance              -2.5            -2.6

1-per-cent decrease in GDP inflation
     Revenue impact                               -1.9            -1.8
     Expenses impact                              -0.5            -0.5
                                                ------          ------
     Deterioration in fiscal balance              -1.4            -1.3

100-basis-point decrease in interest rates
     Revenue impact                               -0.4            -0.5
     Expenses impact                              -1.2            -1.8
                                                ------          ------
     Improvement in fiscal balance                 0.8             1.3
                                                ------          ------



 o The fiscal projections are extremely sensitive to changes in economic assumptions--particularly to changes in real economic (GDP) growth, inflation and interest rates. To ensure that such developments do not adversely affect the achievement of the Government's balanced budget target, the Government follows a prudent approach to budget planning, as described earlier in this annex.

 o A decrease in the growth of real GDP (through equal reductions in employment and productivity) would lead to lower federal government revenues through a contraction in various tax bases, and an increase in expenses, primarily due to higher EI benefits. Using standard sensitivity analysis, a 1-per-cent decrease in real GDP for one year would lower the budgetary balance by $2.5 billion in the first year and by $2.6 billion in the second year.

 o A 1-per-cent reduction in the growth in nominal GDP resulting solely from a one-year decline in the rate of GDP inflation would lower the budgetary balance by$1.4 billion in the first year and $1.3 billion in year two. Most of the impact would be on budgetary revenues, as wages and profits would be lower, as well as the price of goods and services subject to sales and excise taxes. The impact on expenses would be largely reflected in those programs that are indexed to inflation, such as elderly benefit payments.

PRIVATE SECTOR FIVE-YEAR ECONOMIC AND FISCAL PROJECTIONS                     105

 o A sustained 100-basis-point decline in all interest rates would improve the budgetary balance by $0.8 billion in the first year, rising to $1.3 billion in year two. This improvement comes solely from the reduction in public debt charges, which would reduce overall budgetary expenses by $1.2 billion in the first year and $1.8 billion in year two, as longer-term debt matures and is refinanced at the lower rates. Moderating this impact are somewhat lower interest earnings on the Government's interest-bearing assets, which are recorded as part of other revenues.